FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Financial Statements as of June 30, 2004 and 2003 together with Auditor’s Report

FINANCIAL STATEMENTS AS OF JUNE 30, 2004

AND 2003 TOGETHER WITH INDEPENDENT

ACCOUNTANTS’ REVIEW REPORT

BALANCE SHEETS AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
ASSETS

CASH AND DUE FROM BANKS
Cash	383,224	246,840
Due from banks and correspondents	1,007,038	856,752

	1,390,262	1,103,592

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts (Exhibit A)	799,069	499,688
Holdings for trading or financial transactions (Exhibit A)	23,060	95,861
Unlisted Government Securities (Exhibit A)	780,129	137,949
Investments in listed private securities (Exhibit A)	20	36
Less: Allowances (Exhibit J)	55,090	—

	1,547,188	733,534

LOANS
To government sector (Exhibits B, C and D)	6,057,751	5,099,048
To financial sector (Exhibits B, C and D)	16,436	19,874
To non financial private sector and residents abroad (Exhibits B, C and D)	1,964,661	1,925,711

Overdraft	301,664	114,915
Discounted instruments	254,670	192,329
Real estate mortgage	429,625	438,110
Collateral Loans	3,020	5,619
Consumer	90,161	86,308
Credit cards	320,690	126,530
Other	642,937	903,564
Interest and listed-price differences accrued and pending collection	17,684	58,482
Less: unallocated collections	95,240	8
Less: Interest documented together with main obligation	550	138
Less: Difference arising from purchase of portfolio	13,304	—
Less: Allowances (Exhibit J)	128,493	448,052

	7,897,051	6,596,581

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	348,587	351,494
Amounts receivable for spot and forward sales to be settled	39,674	24,813
Instruments to be received for spot and forward purchases to be settled	23,935	566,650
Unlisted corporate bonds (Exhibits B, C and D)	157,605	168,870
Other receivables not covered by debtor classification regulations	138,827	321,535
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	10,395	10,211
Interest accrued and pending collection not covered by debtor classification regulations	84,313	105,885
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	1,625	202
Less: others unallocated collections	—	58
Less: Allowances (Exhibit J)	20,967	88,567

	783,994	1,461,035

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	20,037	18,139
Less: Allowances (Exhibit J)	901	864

	19,136	17,275

INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	43,599	1,391,230
Other (Note 6) (Exhibit E)	258,799	249,849
Less: Allowances (Exhibit J)	11,660	15,103

	290,738	1,625,976

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	3,097	3,321
Other (Note 6)	113,704	315,556
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	63	81
Less: Allowances (Exhibit J)	36,786	30,209

	80,078	288,749

PREMISES AND EQUIPMENT (Exhibit F)	361,677	427,218

OTHER ASSETS (Exhibit F)	110,300	101,609

INTANGIBLE ASSETS (Exhibit G)
Goodwill	35,403	42,504
Organization and development expenses	824,336	882,931

	859,739	925,435

SUSPENSE ITEMS	899	1,349

TOTAL ASSETS	13,341,062	13,282,353

(Contd.)

BALANCE SHEETS AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
LIABILITIES

DEPOSITS (Exhibits H and I)
Government sector	102,598	41,912
Financial sector	39,329	50,221
Non financial private sector and residents abroad	8,167,437	6,883,570

Checking accounts	2,357,841	1,305,057
Savings deposits	1,497,623	703,003
Time deposits	3,192,035	3,509,315
Investments accounts	59,845	—
Other	697,533	947,245
Interest and listed-price differences accrued payable	362,560	418,950

	8,309,364	6,975,703

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	1,869,425	2,159,757

Other	1,869,425	2,159,757

Banks and International Institutions (Exhibit I)	557,750	578,769
Non-subordinated corporate bonds (Exhibit I)	339,752	379,025
Amounts payable for spot and forward purchases to be settled	23,439	318,736
Instruments to be delivered for spot and forward sales to be settled	40,145	33,182
Financing received from Argentine financial institutions (Exhibit I)	52,450	90,800
Other (Exhibit I)	373,635	302,930
Interest and listed-price differences accrued payable (Exhibit I)	3,737	39,875

	3,260,333	3,903,074

OTHER LIABILITIES
Other (Note 6)	54,837	85,509

	54,837	85,509

ALLOWANCES (Exhibit J)	344,929	515,749

SUBORDINATED CORPORATE BONDS (Exhibit I)	69,246	74,793

SUSPENSE ITEMS	4,183	1,190

TOTAL LIABILITIES	12,042,892	11,556,018

STOCKHOLDERS’ EQUITY (as for the related statements of changes in stockholders’ equity)	1,298,170	1,726,335

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	13,341,062	13,282,353

MEMORANDUM ACCOUNTS

	2004	2003
DEBIT ACCOUNTS

Contingent
– Guarantees received	6,877,878	5,792,423
– Contra contingent debit accounts	3,799,476	3,866,280

	10,677,354	9,658,703

Control
– Receivables classified as irrecoverable	553,699	847,297
– Other (Note 6)	26,555,486	31,212,004
– Contra control debit accounts	192,016	94,426

	27,301,201	32,153,727

For trustee activities
– Funds received in trust	8,965	38,186

	8,965	38,186

TOTAL	37,987,520	41,850,616

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	264,394	151,028
– Guarantees provided to the BCRA	3,187,273	3,021,764
– Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	237,331	453,741
– Other covered by debtor classification regulations (Exhibits B, C and D)	110,478	239,747
– Contra contingent credit accounts	6,877,878	5,792,423

	10,677,354	9,658,703

Control
– Items to be credited	127,774	94,411
– Other	64,242	15
– Contra control credit accounts	27,109,185	32,059,301

	27,301,201	32,153,727

For trustee activities
– Contra credit accounts for trustee activities	8,965	38,186

	8,965	38,186

TOTAL	37,987,520	41,850,616

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE SIX MONTH

PERIODS ENDED JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2004	2003
FINANCIAL INCOME

Interest on cash and due from banks	5,166	4,777
Interest on loans to the financial sector	229	453
Interest on overdraft	11,179	17,146
Interest on discounted instruments	3,643	4,626
Interest on real estate mortgage loans	22,876	25,009
Interest on pledged loans	119	389
Interest on credit card loans	8,133	19,099
Interest on other loans	38,960	61,260
Interest on other receivables from financial transactions	3,100	4,162
Income from guaranteed loans - Decree 1387/01	92,633	595,212
Net income from government and private securities	28,052	58,500
Indexation by benchmark stabilization coefficient (CER)	180,685	68,149
Indexation by salary variation coefficient (CVS)	37,708	—
Other	36,981	910

	469,464	859,692

FINANCIAL EXPENSE

Interest on checking accounts	8,449	8,304
Interest on savings deposits	2,218	1,953
Interest on time deposits	52,950	314,742
Interest on financing to the financial sector	492	301
Interest on other liabilities from financial transactions	10,805	30,214
Other interest (Note 6)	49,130	84,065
Indexation by benchmark stabilization coefficient (CER)	81,302	50,869
Other	26,579	516,228

	231,925	1,006,676

GROSS INTERMEDIATION MARGIN – GAIN / (LOSS)	237,539	(146,984)

ALLOWANCES FOR LOAN LOSSES	19,677	103,696

SERVICE CHARGE INCOME

Related to lending transactions	32,454	25,981
Related to liability transactions	74,952	58,841
Other commissions	15,024	9,464
Other	30,425	23,914

	152,855	118,200

SERVICE CHARGE EXPENSE

Commissions	15,904	16,390
Other (Note 6)	7,295	1,177

	23,199	17,567

(Contd.)

STATEMENTS OF INCOME FOR THE SIX MONTH

PERIODS ENDED JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004	2003
MONETARY GAIN ON FINANCIAL INTERMEDIATION	—	4,528

ADMINISTRATIVE EXPENSES

Payroll expenses	111,079	110,481
Fees to Bank Directors and Statutory Auditors	114	238
Other professional fees	8,672	8,016
Advertising and publicity	11,992	8,454
Taxes	7,702	8,058
Other operating expenses (Note 6)	74,616	101,986
Other	15,623	14,474

	229,798	251,707

MONETARY LOSS ON OPERATING EXPENSES	—	(2,784)

NET GAIN / (LOSS) FROM FINANCIAL TRANSACTIONS	117,720	(400,010)

OTHER INCOME

Income from long-term investments	27,816	111,261
Punitive interests	149	572
Loans recovered and reversals of allowances	357,989	585,565
Other	4,316	1,636

	390,270	699,034

OTHER EXPENSE

Punitive interests and charges paid to BCRA	65	34
Charge for uncollectibility of other receivables and other allowances	230,985	262,567
Other (Note 6)	122,472	64,426

	353,522	327,027

MONETARY (LOSS) ON OTHER OPERATIONS	—	(151)

NET GAIN / (LOSS) BEFORE INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	154,468	(28,154)

INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	198,997	133,000

NET (LOSS) FOR THE PERIOD	(44,529)	(161,154)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

	2004								2003
		Noncapitalized contributions		Retained earnings
Movements	Capital Stock	Premiums on the issuance of shares	Adjustments to stockholders’ equity (1)	Legal	Other (2)	Unrealized valuation difference (3)	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	368,128	934,211	769,904	428,698	1,802	430,282	(1,182,628)	1,750,397	2,026,123
2. Adjustment to earnings of prior years (Note 1.2.5.III and 5.2.)	—	—	—	—	—	—	(207,698)	(207,698)	(138,634)

3. Subtotal	368,128	934,211	769,904	428,698	1,802	430,282	(1,390,326)	1,542,699	1,887,489
4. Absorption approved by BCRA Resolution N° 52/04 (Note 1.2.1)	—	—	—	—	—	(200,000)	—	(200,000)	—
5. Net (loss) for the period	—	—	—	—	—	—	(44,529)	(44,529)	(161,154)

6. Balance at the end of the period	368,128	934,211	769,904	428,698	1,802	230,282	(1,434,855)	1,298,170	1,726,335

BALANCE AT THE END OF THE PERIOD

(1) Adjustments to stockholders’ equity include:

a) Adjustment to equity fund appraisal revaluation	41,285
b) Adjustment to Capital Stock	312,979
c) Adjustment to Capital Stock (Premiums on the issuance of shares)	415,640

769,904

(2) Retained earnings - Other includes:
Mandatory reserve recorded for granting loans to personnel	1,802

(3) Including 6,059 related to the participation on the Unrealized valuation difference booked by Rombo Cía.Financiera S.A.

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE SIX MONTH

PERIODS ENDED JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
CHANGES IN CASH

Cash and due from banks at beginning of the fiscal year	1,389,828	934,465
Increase in cash and due from banks	434	169,127

Cash and due from banks at end of the period	1,390,262	1,103,592

REASONS FOR CHANGES IN CASH

Financial income collected	274,939	724,727
Service charge income collected	152,773	118,227

Less:
Financial expenses paid	266,803	1,169,016
Services charge expenses paid	23,199	17,596
Operating expenses paid	188,455	232,365

FUNDS (USED IN) ORDINARY OPERATIONS	(50,745)	(576,023)

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	673,423	737,457
Net increase in other liabilities (*)	—	158,841
Net decrease in loans (**)	—	306,017
Net decrease in government and private securities (**)	157,287	24,426
Net decrease in other receivables from financial transactions (**)	19,586	65,196
Other sources of funds (**)	38,962	190,565

TOTAL OF SOURCES OF FUNDS	889,258	1,482,502

USE OF FUNDS

Net increase in loans (**)	307,053	—
Net increase in other assets (**)	97,492	429,479
Net decrease in other liabilities from financial transactions (*)	64,166	288,092
Net decrease in other liabilities (*)	352,827	—
Other uses of funds (*)	16,541	12,423

TOTAL USES OF FUNDS	838,079	729,994

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	—	(7,358)

INCREASE IN FUNDS	434	169,127

(*) Variations originated in financing activities.	239,889	595,783
(**)Variations originated in investment activities.	(188,710)	156,725

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

(Stated in thousands of pesos)

1.	ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE BANK’S ECONOMIC AND FINANCIAL POSITION.

1.1.	General Aspects

A favorable evolution in the Argentine economy has been recorded during year 2003, which discontinued the economic recession that lasted over four years. In this respect, the following indicators are worth mentioning: i) an increase in the Treasury primary surplus and the consummation of a short-term agreement with the International Monetary Fund in compliance with the fiscal goals established by that entity; ii) a decrease in the foreign exchange parity as a result of substantial commercial surplus; iii) an increase of approximately 8% in the Gross Domestic Product; iv) wholesale and retail inflation rates have continued to slow and v) a more steady financial context with an increase in the financial system deposits.

In spite of the abovementioned change in trend, there is still a context showing indicators with a high level of unemployment and foreign indebtedness (both public and private) and a country risk higher than the usual average levels of emerging countries. This situation continues to affect both the National Government’s capacity to fulfill its obligations and the possible access to bank credit lines. Also, although a process of renegotiation with the public debt holders has been initiated, with significant reduction of the principal due, a decrease in interest rates and extended payment terms, the proposal filed has not been accepted.

To face the crisis experienced late in 2001, the National Government has adopted some measures aimed at restricting cash free availability and circulation and the transfer of funds abroad.

On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Subsequently, the Federal Government issued different decrees and rules that amended or supplemented existing rules and regulations. The main new measures were:

1.1.1.	Conversion of receivables and liabilities into Argentine pesos (pesification).

The pesification system set up by the Federal Government under Law 25,561, Decrees No. 214/02, 410/02, 471/01, 494/02 as supplemented, establishes the following regulations:

a)	The switch into pesos of all the obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding as of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and government sectors’ obligations to deliver sums to which foreign law is applicable.

b)	The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

c)	The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies of the non financial private sector, whatever the amount or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

d)	The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies which are only subject to Argentine Law of the government sector, at the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

e)	The switch into pesos of due-and-payable obligations to pay amounts, for any cause or of any origin, stipulated in US dollars or any other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

f)	The adjustment of loans and the deposits and debts mentioned in (b) to (d) above by application of a “Benchmark Stabilization Coefficient” (CER), which is published by the BCRA. In addition, minimum and maximum interest rates will be applied on deposits and loans, respectively. The Coefficient mentioned above is applied as from the issuance of Decree No. 214/2002.

All those loans granted to individuals on the side of financial institutions which have as a mortgage security the single dwelling home upon the amount of USD 250,000; personal loans, in due time agreed upon the amount of USD 12,000 or another foreign currency; and those secured personal loans in due time agreed upon the amount of USD 30,000 or another foreign currency are excluded from the CER application. Such loans will be adjusted by the application of the Salary Variation Coefficient (CVS), keeping the originally agreed interest rate.

g)	The switch into pesos of inter-financing loans in foreign currency at an exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other currencies, except for those which have relation with the import or export pre-financing or financing shall be settled at the floating exchange rate.

h)	The issuance of a Bond backed by Argentine Treasury funds to bear the imbalance in the banking system resulting from the exchange difference stemming from the switch into Argentine pesos of the deposits with, and debts owed to, the banking system.

1.1.2.	Exchange system

During the first quarter of 2002 and as the economic crisis deepened, the Federal Government established a series of restrictions and exchange controls.

By Decree No. 260/2002 dated February 8, 2002, the Federal Executive established a single and free exchange market by which, as the date of issuance of this decree, all exchange transactions in foreign currency are conducted. Foreign exchange transactions in the floating market have, among others, the characteristics that the exchange rate will be freely agreed between supply and demand, and certain requirements related to the registration of transactions and customer identification and certain provisions of the information system must be complied with.

As from November 2002, the BCRA started a process of gradual flexibilization of exchange market restrictions and aligned the exchange regulations to the context of stabilization of the financial system.

1.1.3.	Compensation to Financial Institutions

According to the provisions of Law No. 25,561 and Decrees No. 214/02, No. 494/02, No. 905/02 and No. 2167/02 the Federal Government established a compensation for Financial Institutions for the negative monetary effects arising from conversion into Argentine pesos at an asymmetrical exchange rate of receivables and payables denominated in foreign currency, as well as for the net negative position in foreign currency resulting from its conversion into Argentine pesos. Then, BCRA Communications “A” 3650 and “A” 3716, as supplemented, determined the compensation procedures.

Subsequently, the Federal Government and the BCRA issued different amendments (Decrees No. 2167/02 and No. 53/03, and Communications “A” 3825 and “B” 7564, among others), which originated changes in the amounts to be received in compensation, causing the presentation of three informative requirements on the side of the financial institutions. As the date of issuance of these financial statements, the BCRA is carrying out inspections in the financial institutions so as to make the compensation figures valid.

1.1.4.	Government Securities and Loans to the Government Sector - Guaranteed Loans – Decree No. 1387/2001

On November 1, 2001, through Decree No. 1387/2001, the Federal Executive instructed the Ministry of Economy to offer, on a voluntary basis, the federal and provincial public debt swap for loans secured by the Argentine State or the Provincial Development Trust Fund (FFDP) aiming at obtaining a reduction of the interest related to the securities converted as well as extending amortization terms.

Decrees Nos. 1387/01 and 1646/01 established the basic characteristics of secured loans (conversion at nominal value plus interest of the swapped obligations -at a one-to-one rate- etc.). In addition, Decree No. 471/02 provided, among other things, the conversion into pesos of all federal, provincial and municipal obligations denominated in foreign currency on which only Argentine law is applicable at the exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other foreign currencies and adjustment thereof through the CER and the kind of interest applicable to each secured loan and security based on the average life and original issuance currency.

On August 27, 2002, through Decree No. 1579/02, the Federal Executive instructed the FFDP to bear provincial debt in the form of Government Securities, Bonds, Treasury Bills, or Loans voluntary converted into Secured Bonds.

On November 19, 2002, the Economy Ministry issued Resolution No. 624/02, by which the provincial public debt eligible for the swap of provincial public debt for bonds and guaranteed loans issued by the FFDP is established. By Resolutions Nos. 742/2002 and 135/2003, the Ministry of Economy notified the acceptance of certain exchange offers made by financial institutions.

In September 2003 the Federal Government presented a general proposal for the restructuring of the sovereign debt in default issued before December 31, 2001, with the aim of reducing it by approximately 75%.

1.1.5.	Deposits and liabilities of the government and private sectors

Balances rescheduling

As mentioned in the above paragraphs, the Federal Executive through Decree No. 1570/01 and Law No. 25,561 established severe restrictions on the withdrawal of funds from Financial Institutions. Subsequently, a number of rules were issued that established a schedule for maturity of deposits existing in the financial system. The BCRA issued a number of Communications that established the schedule for returning deposits on the basis of their currency and amount.

Furthermore, the Federal Executive issued various decrees establishing the general conditions and the procedure through which the holders of deposits denominated in pesos and foreign currency were able to exercise an option to receive National Government bonds in exchange for their deposits and to request early repayment of those deposits. The characteristics of the options are as follows:

a) Swap I

Decrees No. 494/02, No. 620/02 and 905/02 established the general conditions and the procedure through which the owners of deposits in Argentine pesos and in foreign currency may exercise the options to receive in accord and satisfaction of their deposits, Federal Government Bonds. The different options were established on the features of their deposits, and consisted in the reception of “Federal Government Bonds in US dollars LIBOR 2012”, “Federal Government Bonds in US dollars LIBOR 2005” and “Federal Government Bonds in Argentine pesos at 2% 2007”. That option matured in July 2002.

b) Swap II

By Decrees No. 1836/02 and 2167/02, the Federal Government established the basis for the Swap II of deposits from the Financial System, by which the holders of such deposits were able to opt. These options consisted in receiving “Federal Government Bonds in US dollar 2013” or “Fixed-term Bills in pesos” issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency. That option matured in July 2002.

For purposes of obtaining such Bonds, the Financial Institutions must first apply their holding in “Federal Government Bonds at a 9% rate maturing in 2002”. For the remaining amount of bonds to be subscribed on behalf of depositors, Financial Institutions may opt between:

i)	Swap them for certain assets (assistance to the public and private sector) in accordance with an established priority order.

ii)	Obtaining advances from the BCRA in Argentine pesos secured by guarantees in the amount required to acquire the abovementioned Bonds.

iii)	Pay them with their own resources without receiving the BCRA´s financial assistance.

As of the date of these financial statements, the abovementioned exchange has not been consummated.

c) Early repayment of rescheduled deposits

Decree No. 739/2003 of the Federal Executive dated March 28, 2003 and Communication “A” 3919 of the BCRA authorized holders of rescheduled deposits (CEDROS) not having exercised swap option II in connection with financial system deposits to request total or partial early repayment of deposits or certificates through the granting to the depositor of the value in pesos of the CEDROS plus a National Government Bond equivalent to the difference between the technical value of the CEDROS and the quotation of the dollar on the free exchange market at the date of applying for repayment. The term for exercise of early repayment options expired on May 23, 2003.

1.1.6.	Legal actions – Constitutional protection actions

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate.

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to achieve an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interest. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final court decision.

On July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587.

Court orders must be recorded in financial institutions in chronological order and informing that measure to the court and the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

On March 5, 2003, the Supreme Court ruled on the action for the protection of constitutional rights brought against the National Government by the Province of San Luis, declaring Decree 1570/2001 and sections 2 and 12 of Decree 214/2002 to be unconstitutional, ordering the return of the sums deposited in either US dollars or the equivalent in pesos at the free market rate of exchange. In its decision, the Supreme Court indicated that in enforcing the ruling account should be taken of the modalities, restrictions and temporary limitations which, without affecting the substance of the right being recognized, would enable the enforcement of the ruling to be made compatible with the general interest, in the context of the grave crisis in which it would be taking place, combining the power to set a reasonable term for compliance and the need to settle the credit while avoiding unnecessary loss and considering the number of creditors in a similar position vis-a-vis financial institutions.

On July 13, 2004, the Supreme Court rendered its judgment in the case “Cabrera, Gerónimo Rafael v. Argentine Executive Branch on action for the protection of constitutional rights (amparo)”, in which it rejected the claim of a depositor on the grounds that the latter had exercised his rights within the framework of the emergency laws, and collected a portion of his deposit in pesos, without reserving the right to claim the difference in U.S. dollars at the exchange rate prevailing in the open market. Based on the above and on the individual’s own acts theory, the Supreme Court rejected the petitioner’s claim for the exchange difference. This is the second judgment rendered by the Supreme Court in relation to pesification where it considers the substance of the issue, the first one being the judgment rendered in the case between state entities, a Province (San Luis) and a state-owned Bank (Banco Nación). Additionally, in this judgment, one of the votes refers to the fact that the amparo is not the appropriate proceeding to be brought. Costs were assessed against the petitioner. As of the date of these financial statements, the first and second instance courts have applied this judgment in diverse ways.

As mentioned in Note 1.1.5., the Federal Executive issued some decrees aimed at establishing the general conditions and the procedure enabling the holders of deposits in pesos and in foreign currency to exercise the option to receive National Government Bonds as payment for their deposits, and to request early repayment of those deposits.

In compliance with current regulations and communications of the BCRA –control authority- BBVA Banco Francés S.A. has faced and continues to face legal action brought by depositors who question the constitutionality of the conversion into pesos, and it defends the system implemented in 2002 in defense of its net equity, stockholders and customers.

1.1.7.	BCRA advances and rediscounts

By means of Decree 739/2003 the National Executive established that financial institutions could participate in the procedure to be established by the BCRA for the repayment of existing advances and rediscounts that had been granted under the terms of Section 17 of Law No. 24144 and its modifications. This repayment should observe the following financial conditions:

a)	Financial institutions should secure the assistance received by means of the handing over of National Government Secured Loans issued under the terms of Decree No.1646 dated December 12, 2001, with a face value that shall not be less than 125% of the loan principal. Institutions not holding such loans in their assets may set up their guarantee with Secured National Government Bonds issued under the terms of Decree No.1579 dated August 27, 2002, or with bonds issued under the terms of Decrees 905/02, 1836/02 or 739/2003, with the established order of priority.

b)	Repayment shall be made in the same number of installments as those of the assets assigned in guarantee of the advances, in a maximum of seventy installments, which should be monthly, consecutive and each equivalent to the percentage established by regulations of the principal adjusted by the CER, the first to fall due in March 2004.

c)	Financial institutions must proceed to the accelerated settlement of the principal balance of the 15 advances in the amount of the rate collected on the assets assigned in guarantee that exceeds 3.50% p.a. In addition, financial institutions should proceed to accelerate the settlement of the principal of advances for the amount of the amortization of principal they collect from the assets assigned in guarantee that exceeds the corresponding installment in each period.

d)	Financial institutions shall be able to settle principal due in advance in full or in part on any interest payment date.

e)	The CER rate plus interest will be due on restated balances as from the date of participation at the annual rate of 3.50%, payable monthly.

On May 22, 2003, the Federal Executive issued Decree No. 1262/2003 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero - “URSF”), which has been designed to define the strategy for the restructuring of the financial system and a corresponding action plan. This decree empowers the BCRA, with the authorization of the URSF, to modify the repayment conditions mentioned in sub-section b) above, as long as a) the assets in guarantee of such advances and/or rediscounts have an average life in excess of the term mentioned in that section, b) the financial institution qualifies under any of the situations foreseen by sections 34 and 35 bis of Law 21,526, and c) the financial institution will adopt a transformation and reorganization plan, approved by the URSF, to strengthen its efficiency and viability. The mentioned repayment will be made in the same number of installments as those of the assets assigned in guarantee, with a maximum of 120 installments. See note 1.2.6.

1.1.8.	Information requirements and technical regulations

During fiscal year 2002 and 2003, the BCRA by different Communications established extensions for the presentation of the informative requirements and requested the financial institutions specific information as an exception. As the date of issuance of these financial statements, the BCRA keeps the informative requirement related to Liquidity Position suspended.

In addition, by means of Communication “A” 3959 and complementary regulations, the BCRA introduced significant changes to minimum capital requirements for financial institutions. This communication restored the need to satisfy information requirements as from May 2003, although institutions must comply with capital requirements as from January 2004. In addition, gradual reductions were established in the requirements through to 2008, so that institutions can adapt to the regulations in force.

1.2.	Particular situation

1.2.1.	The impact of the crisis - Regularization and Reorganization Plan

Due to the systemic crisis occurred at the end of 2001, the Bank’s Board of Directors decided to implement a plan to strengthen the Bank´s stockholders´ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The plan was presented on May 31, 2002 with the aim of regularizing and restoring financial health in relation to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations.

As from July 2002, BF has regularized its liquidity position, fulfilling in this way with the technical regulations required, under this concept, by the BCRA.

By Resolution 354/2003 dated September 4, 2003, the BCRA requested the Bank’s reformulation of the regularization and reorganization plan to consider issues such as the adoption of measures to increase the Bank’s adjusted stockholders’ equity and conforming of technical ratios to those required by Communication “A” 3959 and complementary regulations related to Minimum Capital Requirements in force as from January 1, 2004. On October 21, 2003, the Bank filed a letter with the BCRA informing some of the alternatives it was analyzing to comply with the Minimum Capital Requirements established by that authority as well as other operating ratios related to the Bank’s adjusted stockholders’ equity measured individually. In line with the guidelines of the abovementioned letter, after its joint analysis with the technical divisions of the Bank and the BCRA, on January 21, 2004, the Bank filed a formal reformulation of the regularization and reorganization plan with the control authority, thus complying with the requirements established by the mentioned Resolution.

On March 18, 2004, the BCRA notified the issuance of Resolution No. 52/04 by the Superintendency of Financial and Exchange Institutions dated March 17, 2004, whereby:

✓	The reformulation of the regularization and reorganization plan presented by the Bank was deemed to have been fulfilled. Such plan included the following actions:

–	Sale of the subsidiary Banco Francés (Cayman) Limited, after swap of: a) Federal Government Secured Loans in pesos held by Banco Francés (Cayman) Limited for private sector loans denominated in US dollars belonging to BBVA Banco Francés S.A. at market value; b) Financial loans granted to BBVA Banco Francés S.A. by BBVA S.A. and Banco Francés (Cayman) Limited in equal halves.

Banco Francés (Cayman) Limited sells Federal Government Secured Loans to BBVA S.A. at market value for the latter to pay for the purchase of the participation to BBVA Banco Francés S.A. through the transfer of those loans.

–	Subsequent capitalization of BBVA Banco Francés S.A. by means of a loan amounting to US$ 77,701 thousand granted by BBVA S.A., and supplementarily, the commitment to directly or indirectly subscribe and make payments in cash or in kind for up to an additional amount of US$ 40,000 thousand.

✓	In connection with the sale of the subsidiary Banco Francés (Cayman) Limited, the Bank is exempt from compliance with: a) point 2.1.3. of Communication “A” 3337 regarding receipt of funds from the sale of the private sector loan portfolio, and b) Point 8.3. of Minimum Capital requirements in relation to capital contributions due to the capitalization of liabilities for US$ 77,701 thousand.

✓	In connection with the sale of the abovementioned subsidiary, the Bank is authorized to: a) consider as holdings of Federal Government Secured Loans incorporated to the process of swap and collection of the selling price for purposes of Communication “A” 3911 and complementary regulations as of February 28, 2003; and b) absorb up to $ 200,000 thousand of the net result generated by the operation against the “unrealized valuation difference” account.

✓	For a term of 90 days or until formalizing of the sale of the above subsidiary, whichever is first, BBVA Banco Francés S.A. is allowed to compute 75% of its Adjusted Shareholders’ Equity on a consolidated basis for purposes of stand-alone calculation of regulatory minimum capital ratios, lending technical ratios except to related clients and affiliates, net global position in foreign currency, custody of AFJP’s (pension fund administrators) securities, immobilized assets and risk concentration.

✓	Furthermore, the Resolution conditions the granting of the above facilities to the carrying out of the actions contemplated under the Regularization and Reorganization Plan, and filing with the BCRA of the pertinent authorizations from foreign control agencies within specified terms.

During March, the Bank has carried out the swap of assets and sale of the subsidiary Banco Francés (Cayman) Limited. In addition, in June 2004 a number of private loans denominated in U.S. dollars have been repurchased through the delivery of Argentine Government Bonds BODEN 2012 in exchange for those loans at market rates, resulting from the compensation described in note 1.2.2 and released by the BCRA, with a negative result of 78,374, which was charged against allowances set up under liabilities, thus complying with the reversal requirement established by the BCRA in the abovementioned Resolution. In this way, the adjusted shareholders’ equity has substantially increased, on an individual basis, allowing the Bank to meet the Minimum Capital requirements and other technical ratios related to the adjusted shareholders’ equity established by the BCRA (see note 1.2.7.).

In addition, the Shareholders’ Meeting held on April 22, 2004 resolved a capital increase as required by the BCRA (see note 2.2.).

1.2.2.	Compensation to Financial Institutions for the effects of the devaluation and conversion into pesos

The Bank has submitted to the BCRA three informative requirements regarding the amount to be compensated according to the Federal Executive Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by BF on December 23, 2002, amounts to 797,300. BF applied this amount to the subscription of BODEN 2012 for a nominal value of thousands of USD 569,500 (at the exchange rate of 1.4 Argentine pesos to each US dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank requested the BCRA an advance payment to subscribe the above-mentioned bonds up to the concurrence of negative net foreign currency position for the amount of thousands of USD 37,039. As mentioned in note 1.1.4., as of the date of issuance of these financial statements, such amounts are pending validation on the side of the BCRA.

On September 11, 2002, the BCRA credited BODEN 2012 for a nominal value of thousands of USD 421,890, and on October 29, 2002 for a nominal value of thousands of USD 88,894 (net of collateral security margin of about 15%), in accordance with a previous compensation estimate. During March 2003, the BCRA unblocked bonds for a face value of thousands of USD 386,000. Then the Bank made the contribution to the subsidiary Banco Francés (Cayman) Ltd. Subsequently, in June 2004 there was a release of bonds for USD 77,993,900 face value, which were used in the swap of assets referred to in note 1.2.1. Up to date, the Bank holds Bonds for USD 46,790,200 face value, blocked until the BCRA’s definite approval regarding the compensation amount is given.

On July 29, 2003 the Bank received a note from the BCRA in which it observed certain items and recording criteria that gave rise to the compensation being requested, and it informed it has under analysis other items that are part of the compensation previously mentioned. On November 12, 2003, BF answered that letter expressing that it had made a reasonable interpretation of current regulations and requesting the BCRA to review the criteria observed. Notwithstanding that, the Bank acknowledged certain minor observations and applied them in respect of equity.

Subsequently, Resolution 24/04 issued by the Superintendency of Financial and Exchange Institutions on February 13, 2004, partially accepted the defense presented by the Bank in the letter dated November 12, 2003 mentioned above. On March 16, 2004, the Bank filed a Hierarchical Remedy with the Superintendence of Financial and Exchange Institutions, requesting the revocation of the abovementioned Resolution 24/04 in respect of rejected items.

In addition, on December 31, 2003 the Bank received a complementary letter from the BCRA objecting to certain additional items of the compensation, for lower amounts. On March 22, 2004, the Bank answered the abovementioned letter, stating that it has made a reasonable interpretation of current regulations, and requesting the BCRA to review the criteria objected to. Additionally, the Bank stated that certain objections were accepted and accounted for in the year ended December 31, 2003.

Subsequently, Communication “A” 4122 of the BCRA, dated March 26, 2004, clarified the criteria for the compensation of the other items subject to the BCRA’s review in respect of the calculation made by BF, with no additional impact on the calculation of the compensation.

Through several letters sent to the BCRA, the last one dated May 28, 2004, the Bank has requested the release of BODEN 2012 corresponding to the compensation which is not objected by the above authorities. Additionally, it has filed the informative requirement required by BCRA Communication “A” 4165, informing of the acceptance of certain adjustments determined by the BCRA to the compensation amount, and rejecting other adjustments, as described below:

	Compensation	Argentine Government Bonds. 2012
Original amount reported	797,300	USD 606,539 thousand
Amount with accepted adjustments by the Bank	783,891	USD 580,128 thousand
Amount with rejected adjustments	649,591	USD 478,882 thousand

The total effect of the above differences on the compensation amounts to 259,885. As at June 30, 2004, the Bank has specific allowances and unappropriated general allowances which cover the unadjusted differences.

The Bank keeps registered in its asset BODEN 2012 for an amount of 143,684 (under “Government Securities”) and BODEN 2012 to be received for an amount of 110,282 (under “Other receivables from financial transactions”, “other receivables not covered by debtor classification regulations” account, net of allowances for an amount of 102,661).

1.2.3.	Assistance to the Government Sector

Pursuant to Decrees Nos. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a nominal value of USD 3,291,795 thousands, for Guaranteed Loans amounting to USD 3,360,403 thousands.

Subsequently, the Federal Executive established, by Decree No. 644/02, the steps that the Financial Institutions were to follow to accept the new conditions so as to receive the payments of principal and interest related to the Guaranteed Loans. On May 22, 2002, the Bank accepted the abovementioned changes to the conditions of the Guaranteed Loans.

In addition, during the second semester of 2003, the Bank has swapped provincial governments securities and loans granted to the government sectors of the provinces for a nominal value of thousand of USD 47,892 and 480,970, respectively, for Secured Bonds due in 2018.

As of June 30, 2004 and 2003 the Bank carried the following receivables from the government sector:

a) Government securities in portfolio and affected to liability repurchase agreements, without market value:

	06.30.04		06.30.03
	BBVA Banco Francés	Consolidated Position	Consolidated Position
Argentine Republic External Bills	598,610	598,610	613,472
Tucumán Provincial Treasury Bonds	—	—	46,200
Secured Bond 2018	723,167	723,167	—
CCF (Tax credit certificate)	56,924	56,924	89,922
Treasury Bills	56,775	59,471	73,887
LECOP Bonds Treasury Bills	—	—	2,816
Other	38	14,994	54,079

Total	1,435,514	1,453,166	880,376

Allowances	(55,090)	(69,801)	—

b) Credit assistance to the government sector:

	06.30.04		06.30.03
	BBVA Banco Francés	Consolidated position	Consolidated position
Federal Government secured loans - Decree No. 1387/01 (net of discounts)	5,232,698	6,039,444	5,674,922
Provincial Governments secured loans - Decree No. 1579/02	—	—	915,125
Loans to other public sector agencies	825,053	825,053	907,918

Total	6,057,751	6,864,497	7,497,965

Allowances	—	(113,109)	(198,470)

Taking into account that: a) under Communication “A” 3911, the BCRA has determined the valuation criteria that financial institutions must apply regarding assistance to the public sector (including Secured Bond 2018), which for the current year establishes the application of discounted values at rates that do not significantly differ from contractual ones, and b) the Federal Government has announced the suspension of payment of the national debt services for those bonds issued before December 31, 2001 which had not been restructured, having presented a sovereign debt restructuring proposal to reduce it by 75%; it is not possible to determine the effect that these issues could have on the recoverability of the book values of these holdings and financing.

1.2.4.	Deposits. Rescheduling of balances. Swap for Government Bonds (Swap I and II)

Swap I

The Bank has received options from its depositors for 831,486, and has exchanged the following instruments for the subscription of the abovementioned bonds to be delivered to account holders:

-	Argentine Federal Government 9% Bonds for a technical value (without the CER) for 318,640.

-	Federal Government secured loans for an average booking amount of 304,702.

-	For the difference (208,144), on April 26, 2004, the Bank exchanged Secured Bonds, taken at their technical value.

Swap II

The Bank has received options from its depositors for 205,999 (principal). At the date of issuance of these financial statements, the subscription and delivery of the abovementioned bonds is in process of implementation by the Argentine Government

1.2.5.	Legal actions

I) Constitutional protection actions

The Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, and/or the release of rescheduled deposits and/or declare the inapplicability of legislation passed by National Congress or measures issued by the Federal Executive or the BCRA. As of the date of filing these Financial Statements, neither Federal, nor Buenos Aires City nor Provincial courts had ruled on the substance of the matter; accordingly, the final outcome of these legal actions is unknown.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known to the Ministry Economy and the BCRA expressing a reservation of legal rights.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Furthermore, by means of Communication “A” 3916 dated April 3, 2003 the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as from April 2003.

As of June 30, 2004 and 2003, BF records 1,020,353 and 855,793, respectively, (less accumulated amortization for 230,779 and 42,031 at June 30, 2004 and 2003, respectively) under Intangible Assets.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Furthermore, on February 3, 2004, the Asociación de Bancos de la Argentina (Argentine Banks’ Association - ABA) which groups all foreign-capital national banks, as well as the remaining financial institutions, filed a compensation request with the Economy Minister for the foreign exchange differences generated by compliance with court decisions related to constitutional protection actions filed by the holders of deposits in US currency prior to the change of the convertibility regime. The Bank has approved such filing.

II) Yield mistmatching

As a result of the measures adopted since the beginning of 2002, the financial system became exposed to a structural mismatching of rates and terms, with net financial income in particular being subject to the behavior of retail inflation (basically CER) as regards the rate of interest, as well as to the evolution of the exchange rate in relation to the position in foreign currency. A significant portion of the risk assets in the financial system and those held by the Bank are restated according to the CER plus an annual interest rate, whereas most liabilities earn real interest rates.

This mismatching was the cause of one of the complaints by the financial system that the Federal Government responded to favorably, with a partial solution through the issue of Decree 739/03 and BCRA Communication “A” 3941 dated April 30, 2003, according to which financial liquidity assistance from the Central Bank will start to accrue interest at the CER rate plus an annual rate of 3.5%. See note 1.1.7.

The Board of Directors considers that as long as interest rates remain at current levels this situation will not generate additional negative impacts.

In the opinion of the Bank’s Board of Directors and its legal counsel, it is highly probable that the Government will seek to compensate banks for the damage to their equity. At the date of issuance of these financial statements it is not possible to determine the final outcome of these matters, and the statements do not therefore include any adjustment that could derive from the resolution of these uncertainties.

III) Portfolio variation coefficient

In accordance with that established by the current regulations, the Bank applied the CVS (Salary Variation Coefficient) for certain pesified loans.

The Argentine Congress has enacted a Law which contemplates compensation to financial institutions for the loss resulting from the application to certain bank loans of the CVS instead of the CER index. On January 23, 2004, the Argentine Executive, through Decree 117/2004, regulated the abovementioned law, defining the guidelines to be complied with by financial institutions to adhere to the compensation regime. Subsequently, the BCRA, through Communication “A” 4114 dated March 12, 2004, established the procedure for institutions to adhere to the compensation regime, and the Ministry of Economy and Production, through Resolution 302/04 dated May 3, 2004, clarified the calculation method applicable to the amount to be compensated.

Additionally, on May 6, 2004, the ABA, which groups all foreign-capital national banks, filed with the Ministry of Economy, with copy to the BCRA, a request for compensation of the difference between CER and CVS indexes applicable to credits under Law 25,713, Decree 762/02, since as of this date the provisions of Law 25,796, Decree 117/04 and Resolution No. 302/04 are still casting doubts in respect of their implementation and effective compensation. Such request was rejected by the Ministry of Economy on July 21, 2004.

On May 18, 2004 the Bank made a filing with the BCRA, also copied to the Ministry of Economy, signifying its adhesion to the compensation system relating to the above mentioned index differences, subject to the calculation deemed by the bank to be consistent with the spirit of the rules in force, which it also included in the referred filing.

Up to the prior year-end, the Bank had capitalized the nominal difference generated by the application of the CVS index instead of the CER index. As of June 30, 2004, and in accordance with the provisions of BCRA Communication “A” 4114, and Resolution 302/04 of the Ministry of Economy and Production, the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior years for 141,064 (loss). This adjustment amounted to 97,000 (loss) as of June 30, 2003, and had an impact of 104,728 on Other Income and Other Expense of the comparative statement of income at June 30, 2003.

1.2.6.	Advances requested from the BCRA, financing received from BBVA, and corporate bonds

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as June 30, 2004 and 2003, amount to (principal, CER and interests) 1,821,815 and 1,826,581, respectively, and are included under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank´s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

The Bank has adhered to the cancellation procedure related to such assistance as described in note 1.1.7 through several presentations to the BCRA and the URSF. In addition, on June 24, 2004, the URSF gave notice to the Bank of its authorization to extend the terms for the cancellation of the abovementioned assistance. As a result, the Bank will repay the assistance received from the BCRA in 89 monthly installments as from March, 2004, giving in guarantee of such assistance national secured loans as established by the BCRA in its letter dated December 5, 2003.

In addition to the advances granted by the BCRA, BF received from BBVA the following:

-	In April 2002, the Bank received assistance from BBVA in the amount of USD thousands 159,316, (from which USD thousands 79,316 plus its accrued interests were capitalized as of December 31, 2002 and the remaining balance was swapped during 2004 as part of the transaction described in note 1.2.1.)

-	In May 2002, the Bank sold its equity interest in BBVA Uruguay to BBVA for USD 55 million.

-	In July 2002, the Bank entered into repurchase agreements with BBVA for an amount of USD 102.9 million, which were settled during May 2004. Additionally, during May 2004, new financing in the amount of USD 64 million was received as a financial loan.

-	As of the date of maturity of each principal installment of series 14 and 15 corporate bonds, BBVA assisted and will assist BF to the extent of the amounts repayable by BF to BBVA in such respect. As of June 30, 2004 and 2003, these assistance amounted USD 4.7 million and USD 2 million, respectively.

In addition, BF agreed upon the refinancing of simple corporate bonds for the amount of US$ 135.004.500 maturing on October 31, 2003, through the issuance of a new bond on November 26, 2003. Such refinancing included the interest payment and of a 10% of the principal as of October 31, 2003 and the remaining shall be paid in six-monthly installments maturing on October 31, 2008.

1.2.7.	Technical Regulations

As from March 2004, the actions taken under the regularization and reorganization plan described in 1.2.1. allow the Bank to meet the Minimum Capital and immobilized assets requirements. As from April 2004, the Bank has regularized all technical ratios required by the BCRA.

1.2.8.	Future evolution of the economical situation and its effect on the Bank

The adverse effects of the situations described above for the Financial System in the aggregate and for BF in particular are related to the impact of the currency devaluation, the conversion into pesos of certain foreign currency-denominated assets and liabilities, the collectibility of the loans to the Public and Private Sector, the loss of profitability and the mismatch of terms and currencies.

In addition, the measures taken by the Federal Executive allowed progress towards the compensation for the asymmetrical switch into pesos (Note 1.1.3.) and coverage of the foreign currency position. In addition, the BCRA has issued regulations on the procedures to be followed by financial institutions to confirm their participation in the system for the settlement of advances and rediscounts (Note 1.1.7.).

At the date of presentation of these financial statements, structural problems remain in the Argentine economy and the Argentine financial system that are to be solved. These include the conclusion of the process of compensation for banks, the negotiation of the public debt with domestic and foreign creditors, and the completion of the debt restructuring process by certain companies in the private sector.

Taking into account the favorable prospects for the semester in terms of volume of operations and financial margin, the Bank’s Board of Directors is optimistic regarding the future development of operations, especially if the Federal Government were to make good the significant gap implicit in compliance with the release of blocked funds following court orders, and were to compensate for the mismatching between assets and liabilities that are restated according to indexes and those assets and liabilities subject to interest rates.

The impacts generated by these issues on the Bank’s equity and financial position as of June 30, 2004 and 2003 were recorded in accordance with the regulations of the BCRA. It is not possible to foresee the future evolution of these variables and their potential effect on the Bank.

2.	CORPORATE SITUATION AND BANK’S ACTIVITIES

2.1.	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 231-branch network and 39 offices of its affiliate Credilogros Compañía Financiera S.A.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 79.52% corporate stock as of June 30, 2004 and 2003. BBVA provides technology and support in new products and has upheld BF in the Argentine financial system crisis, as indicated by the actions described in notes 1.2.1. and 1.2.6.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

2.2.	Capital increase

At the Regular and Special Meetings held on April 22, 2004, the stockholders approved the Bank´s capital increase in the amount of up to 385,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions, which in turn were sub-delegated to a body of Delegates appointed to such effect.

On June 11, 2004, the Bank filed with the Buenos Aires Stock Exchange and the National Securities Commission, an application for public offering of shares to be sold through subscription (chapter VI Rules of the National Securities Commission, General Resolution No. 368/01).

As of the date of these financial statements, the relevant approvals by the Buenos Aires Stock Exchange and the National Securities Commission are still pending.

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

					Total (in thousands)
Capital Stock as of December 31, 1998:					186,631

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement		Amount (in thousands)	Total (in thousands)
04-27-1999	08-20-1999		(1)	23,000	209,631

08-07-2002	02-06-2003		(1)	158,497	368,128	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

2.3.	Banco Francés (Cayman) Limited

On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original nominal values of USD 185,043,841, which were pesificated under the Executive Orders mentioned in 1.1.1, representing a book value in pesos, as of that date, of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA´s Board of Directors and by the Cayman Islands Monetary Authority on May 30, 2002, and February 19, 2003 respectively.

In addition, on March 24, 2003, the Bank made the contribution in kind of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in 1.2.2. derived from the pesification effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Though Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for an amount up to USD 386 million of BODEN 2012 (amount resulting of the guaranteed Loans holdings in that subsidiary as of December 31, 2001). The Monetary Authority of the Cayman Islands authorized the abovementioned capitalization through the resolution dated February 19, 2003.

On April 15, 2003, capitalization of the abovementioned contributions was carried out through the issuance of 223,223,124 shares of US$ 1 par value.

Within the framework of the regularization and reorganization plan filed by the Bank with the BCRA, and Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited.

The sale price amounted to US$ 238,462,142, and it was collected through Federal Government secured loans previously purchased by BBVA S.A. from Banco Francés (Cayman) Limited. BF has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was recorded as follows:

-	200,000 of the negative result from the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholders´ equity, as authorized by Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions.

-	The remaining result, 10,978, was charged to income (loss) for the period ended June 30, 2004.

2.4.	PSA Finance Argentina Compañía Financiera:

On October 31, 2003, subject to the approval of the B.C.R.A, BF acquired 50% of the shares of PSA Finance Argentina S.A. (PSA) from Credilogros Compañía Financiera S.A. for 11,900, and the latter settled the call received from BF for a total of 11,700 plus interest.

The corporate purpose of PSA is the granting of credits in the retail market for the acquisition of new and used cars offered through Peugeot Argentina S.A.’s official dealer network. The company started operations in March 2002.

2.5.	Atuel Fideicomisos S.A. and Francés Administradora de Inversiones S.A.:

On February 3, 2004, the Bank made an irrevocable contribution of capital in its subsidiary Atuel Fideicomisos S.A. for 13,000. This amount was capitalized on that date.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited amounting to 580, while the remaining 95% was acquired by Atuel Fideicomisos S.A.

2.6.	Responsibility of shareholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its shareholders is limited to the value of the paid in shares, in accordance with Law No.19,550. As a result, in compliance with Law No.25,738, it is hereby informed that neither the foreign capital majority shareholders nor the local or foreign shareholders will respond, in excess of the mentioned paid-in shareholding, for the liabilities arising out of the transactions performed by the financial institution.

3.	SIGNIFICANT ACCOUNTING POLICIES

3.1.	RESTATEMENT OF THE FINANCIAL STATEMENTS IN EQUIVALENT PURCHASING POWER

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No.19), using adjustment rate derived from the internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1°, 2002, considering the previous accounting measures restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the National Securities Commission (C.N.V.), in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

3.2.	COMPARATIVE INFORMATION

As required by the regulations of the BCRA, the financial statements for the six-month period ended on June 30, 2004 are presented in comparative form with those for the same period of the previous year.

The financial statements, notes and exhibits for the six-month period ended June 30, 2003 have been modified due to adjustments to prior years results (see notes 1.2.5.III and 5.2.).

3.3.	VALUATION METHODS

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of June 30, 2004 and 2003, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each period. The exchange differences were charged to income (loss) for each period.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts:

-	Federal Government Compensation based on the asymmetrical switch into pesos: BCRA Communication “A” 3785, dated October 29, 2002, determined that the Federal Government Bonds (BODEN 2012) received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communication set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

As of June 30, 2004 and 2003, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at face value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 3.3.a).

-	Remaining holding: as provided by Communication “A” 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date.

The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value.

•	Argentine Republic External Bills in U.S. dollars “Survey + 4.95% 2001-2004”, Tax Credit Certificates, and Treasury Bills Series 90: at June 30, 2004, they were valued at the lower of book value as of December 31, 2003, or the value obtained after applying to face values at that date the percentage calculated under the present value method in respect of Secured Bonds 2018, in accordance with Communication “A” 4084 of the BCRA. The difference with technical values was recognized against the balancing account under Loans as established by Communication “A” 3911.

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of June 30, 2004 and 2003. Differences in listed prices were credited/charged to income for periods then ended.

•	Unlisted government securities (except for Tax Credit Certificates): at June 30, 2004 and 2003 these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,25%, in accordance with the provisions of the abovementioned Communication.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of June 30, 2004 and 2003. Differences in listed prices were credited/charged to income for periods then ended.

c)	Government loans

Federal Government secured loans – Decree No. 1387/2001:

As of June 30, 2004 and 2003, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,25%, in accordance with the provisions of the abovementioned Communication.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the period, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period. This balancing account was charged to income (loss) for the period.

Provincial Governments loans and other Government loans

As of June 30, 2004 and 2003 these loans were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,25%, in accordance with the provisions of the abovementioned Communication.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, rescheduled certificates of deposit subject to CER (“CEDROS”) and guaranteed loans (Decree No. 1387/2001), on which interest has been accrued by the straight line method.

e)	Benchmark stabilization coefficient (CER) and the Salary Variation Coefficient (CVS) accrual:

As mentioned in Note 1.1.1, as of June 30, 2004 and 2003, receivables and payables have been adjusted to the CER as follows:

-	Guaranteed Loans had been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on June 30, 2004 and 2003, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

-	As of June 30, 2004, Secured Bonds had been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayments of the bonds.

-	Deposits and other assets and liabilities (subject to conversion into pesos): The CER prevailing on June 30, 2004 and 2003 was applied.

In November 2003, the Bank accrued the C.V.S. (Salary Variation Coefficient) accumulated through that date for accounting purposes and has applied this coefficient on balances until its repeal in May 2004.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: this allowance has been calculated based on the Bank´s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: as of June 30, 2004 and 2003, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of each period.

-	Of securities:

•	Holding in investment accounts (government securities): they were valued based on the criterion described in note 3.3.b.).

•	Holdings for trading or financial transactions (government and private securities): they were valued based on the criterion described in note 3.3.b.).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of June 30, 2004 and 2003.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not received as of June 30, 2004 and 2003.

j)	Other receivables from financial transactions: Compensation to be received from the Federal Government:

As of June 30, 2004 and 2003, the compensation to be received by the Bank has been booked as “Other receivables from financial transactions – Other receivables not covered by debtor classification regulations”, and was valued at the residual face value of the Federal Government Bonds in US dollars plus the interest accrued according to the conditions of issuance, converted into pesos according to the provisions of note 3.3.a.). Additionally, as of June 30, 2004 the abovementioned outstanding balance has decreased as a result of allowances allocated as mentioned in 1.2.2.

k)	Assets subject to financing leasing:

As of June 30, 2004 and 2003, they have been valued at the current value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

l)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of each period.

•	Banco Francés (Cayman) Ltd: at June 30, 2003, was valued by the equity method, converted into pesos according to the following methods:

The financial statements were adapted to the rules of the BCRA. Such financial statements, which were originally stated in foreign currency, were converted into Argentine pesos as described below:

-	Assets and liabilities were converted based on the criterion described in 3.3.a.).

-	The assigned capital and irrevocable contributions were calculated at the ARS amount remitted by the Bank

-	Unappropiated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as indicated above.

-	Income (loss) for the period was determined by the difference between unappropiated earnings at beginning and period end, and was allocated to “Income (loss) from long-term investments”.

-	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A): were valued by the equity method at the end of each period.

•	Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 3.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by the equity method at the end of each period.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

m)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 3.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

n)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 3.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

o)	Employee termination pay:

The Bank expenses employee termination pay disbursed.

p)	Allowance for other contingencies:

Include the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

q)	Stockholders’ equity accounts:

They are restated as explained in note 3.1, except for the “Capital Stock” and “Non capitalized contributions’ account which has been kept at original value. The adjustment resulting from its restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

r)	Statement of Income Accounts:

-	As of June 30, 2003, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were restated by applying the adjustments coefficients to the historical amounts accrued on a monthly basis, up to February 28, 2003. As of June 30, 2004, these accounts were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or usage of non-monetary assets were computed based on the value of such assets, as mentioned in note 3.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 3.1.

-	As of June 30, 2003, the effect derived from inflation for maintaining monetary assets and liabilities up to February 28, 2003, has been recorded in three accounts: “Monetary income (loss) on financial intermediation”, “Monetary income (loss) on operating expenses” and “Monetary income (loss) on other operations”.

s)	Result per share:

At June 30, 2004 and 2003 the Bank calculates the net result per share on the basis of 368,128,432 ordinary shares, of $ 1 par value each. The net result for periods ended on those dates is as follows:

	2004	2003
Net loss for the period	44.529	161.154
Net loss per share for the period	$0.12	$0.44

4.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EFFECTIVE IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 87/03 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) approved, with certain amendments, Technical Pronouncements Nos. 16, 17, 18, 19, 20 and 21 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards, which are mandatory applicable as from years commenced on July 1, 2002 and interim periods corresponding to those years except for Technical Resolution No. 21, effective on April 1, 2003. Furthermore, by General Resolution No. 459/04, the National Securities Commission (C.N.V.) adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A., which will be mandatory applicable as from the years commenced on January 1, 2003, except for Technical Resolution No. 21, effective on April 1, 2004, with early application permitted.

The Bank has prepared these financial statements applying the regulations of the BCRA, which do not contemplate the new valuation and disclosure criteria incorporated to the professional accounting standards in effect in the Buenos Aires City.

The main differences between the regulations of the BCRA and the professional accounting standards in effect in the Buenos Aires City are detailed below.

I. Restatement of the financial statements to recognize the changes in the purchasing power of the currency

These financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/2003 of the National Executive Branch, Communication “A” 3921 of the BCRA and Resolution No. 441 of the C.N.V., application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

In addition, CD 190/2003 issued by the C.P.C.E.C.A.B.A. established the discontinuance of the restatement into homogenous currency as from October 1, 2003 on the understanding that the country shows a stable monetary context. The change in the Wholesale Prices Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, the effect on the net loss for each period and total stockholders’ equity would not have been significant considering the financial statements as a whole.

Additionally, the financial statements as of June 30, 2003 presented for comparative purposes, should have been restated into homogenous currency as of September 30, 2003.

II. Valuation criteria

a) Argentine Government Secured loans

As detailed in Note 1.2.3, during the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a nominal value of US$ 3,291,795 thousands for Secured Loans. At June 30, 2004 and 2003, those loans are recorded under “Loans – to the Public Sector” amounting to 6,039,444 and 5,674,922 (consolidated amounts), respectively, in accordance with the criterion described in Note 3.3.c. In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at June 30, 2004 and 2003, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction cost, plus interest accrued through the end of each period, converted into pesos at the rate of $ 1.40 per dollar plus CER.

b) Government securities and other receivables from financial transactions

At June 30, 2004 and 2003, the Bank and its subsidiaries appropriated some government securities (received and pending receipt) and certain assets in government securities affected to reverse repurchase agreements as “holdings in investment accounts” (see notes 3.3.b) 3.3.g) and 3.3.j)) as per the following detail:

Item	06.30.04	06.30.03
Compensation received and pending receipt from the National Government (Boden 2012)	253,966	1,689,145
Argentine Republic External Bills	545,397	613,472
Treasury Bills Series 90	57,594	64,642
Other	14,318	20,473

In addition, the Bank holds at June 30, 2004, Argentine Secured Bonds (maturity 2018) for 723,167, and Tax credit certificates for 56,924, recorded in unlisted government securities (see note 3.3.b)).

In accordance with professional accounting standards applicable in the Autonomous City of Buenos Aires, these assets should be valued at their current value. At June 30, 2004, the market values of the Boden 2012 at the closing of operations on the last working day of the period amounted to USD 67,23 per each USD 100 face value. However, transactions on the market with the rest of the assets have not been significant, and accordingly, the fair values recognized may not represent their realized actual value; at present they are traded at values which are significantly lower than their recorded values.

c) Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 1.2.5.I, at June 30, 2004 and 2003, the Bank recorded assets amounting to 789,574 and 813,762, respectively, under “Intangible Assets – Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with current professional accounting standards, those amounts should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

III. Disclosure aspects

Comparative financial statements

The new professional accounting standards incorporate the obligation to disclose certain information in the basic financial statements or as complementary information, which has not been included in these financial statements. Those standards require disclosure of figures in the balance sheet at June 30, 2004 in comparative form with those for the immediately preceding full year (in this case, December 31, 2003). As mentioned in Note 3.2., the regulations of the BCRA require comparative disclosure with the balance sheet for the same period of the previous year.

5.	TAX MATTERS

5.1. Income tax

The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of June 30, 2004 and 2003, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendency of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

As of June 30, 2004, the deferred tax assets are fully offset by the deferred tax liabilities. As of June 30, 2003, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 233,000. Such amounts are made up as follows:

	2004	2003
Deferred tax assets	381,383	451,766
Deferred tax liabilities	(381,383)	(218,766)

Net deferred assets	—	233,000

As there are no net deferred assets at June 30, 2004, the asset and the allowances set up at December 31, 2003 have been reversed, and allocated to income tax and tax on minimum presume income, and Other Income, respectively.

5.2. Tax on minimum presume income

Tax on minimum presume income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank´s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

Up to the prior year-end, the Bank recorded under Other Receivables - Tax Advance account, a credit for the TOMPI, as long as this tax exceeded income tax.

On March 8, 2004, the BCRA requested the reversal of the amounts recorded as assets for TOMPI for the years 2001/2002 with charge to income or prior years adjustments, as appropriate, based on a regulatory interpretation of the BCRA.

Consequently, as of June 30, 2004, the Bank recorded an adjustment to earnings of prior years for a total amount of 66,634 (loss). Such adjustment as of June 30, 2003 amounted to 41,634 (loss).

5.3. Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. For the remainder, it was established that there will be no accumulation of the file with the file corresponding to the former Banco de Crédito Argentino.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

6.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As of June 30, 2004 and 2003, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

		2004	2003
–	INVESTMENTS IN OTHER COMPANIES

	In other non-controlled companies- unlisted	20,838	19,783
	In controlled-supplementary activities	218,538	208,545
	In non-controlled-supplementary activities	7,718	6,375
	Other- unlisted	11,705	15,146

	Total	258,799	249,849

–	OTHER RECEIVABLES

	Prepayments	15,599	10,964
	Guarantee deposits	19,025	15,360
	Miscellaneous receivables	73,048	49,593
	Tax prepayments (1)	1,085	238,573
	Advances to staff	2,339	673
	Value Added Tax – Tax credit	2,605	312
	Other	3	81

	Total	113,704	315,556

(1)	As of June 30, 2003 it includes the deferred tax asset for 233,000 (see note 5.1.).

–	OTHER LIABILITIES

	Accrued salaries and payroll taxes	13,425	20,313
	Accrued taxes	18,483	6,540
	Miscellaneous payables	21,667	53,718
	Other	1,262	4,938

	Total	54,837	85,509

		2004	2003
–	MEMORANDUM ACCOUNTS – DEBIT – CONTROL

	Items in safekeeping	25,974,303	30,438,060
	Collections items	425,318	666,052
	Checks drawn on the Bank pending clearing	145,576	99,265
	Other	10,289	8,627

	Total	26,555,486	31,212,004

–	FINANCIAL EXPENSES

	Interest on BCRA loans	31,942	51,265
	Interest on other deposits	11,967	27,149
	Other	5,221	5,651

	Total	49,130	84,065

–	SERVICES CHARGE EXPENSES

	Turn-over tax	7,101	1,067
	Other	194	110

	Total	7,295	1,177

–	ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES

	Rent	15,847	14,618
	Depreciations of bank premises and equipment	16,733	26,128
	Amortizations of organization and development expenses	12,948	29,818
	Electric power and communications	7,618	8,835
	Maintenance, conservation and repair expenses	10,095	9,693
	Security services	6,518	6,591
	Other	4,857	6,303

	Total	74,616	101,986

–	OTHER EXPENSE

	Loss from sale or impairment of fixed assets and other assets	3,185	2,872
	Amortization of goodwill	3,322	6,139
	Depreciation of other assets	1,109	995
	Amortization of differences on court rulings	98,380	42,031
	Uninsured losses	525	383
	Donations	316	568
	Interest on other liabilities	42	34
	Other	15,593	11,404

	Total	122,472	64,426

7.	RESTRICTIONS ON ASSETS

As of June 30, 2004, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 143,684 in Federal Government bonds in US dollars LIBOR 2012 which, as mentioned en note 1.2.2), have been frozen until final confirmation by the BCRA of the compensation amount.

b)	The “Loans to government sector” account includes 67,420 in guaranteed loans – decree 1387/01 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 1,165 are allocated to the guarantee securing payables to the BCRA.

d)	The “Loans to government sector” account includes 3,462,465 in guaranteed loans – decree 1387/01 allocated to the guarantee for the advances received from the BCRA (note 1.2.6).

8.	CONTINGENTS

EXPORT TAX REBATES

In January 1993, former Banco de Crédito Argentino (ex BCA) found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court No. 2, Clerk’s Office No. 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Tribunal of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed for an undetermined amount in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank´s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the government agencies that had not met the express control standards under their exclusive charge.

The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank’s appeal, that is to say, it upheld the bank’s defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

9.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of June 30, 2004 and 2003, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2004	2003	2004	2003	2004	2003
BBVA S.A.	23,871	565,061	433,804	525,068	63,137	4,737
Francés Valores Sociedad de Bolsa S.A.	1,844	9,973	1,425	8,245	2,082	796
Banco Francés (Cayman) Limited	—	6,254	—	277,580	—	—
Consolidar A.R.T. S.A.	48	20	12,382	12,422	180,342	217,605
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	21	38	6,375	19,979	60,509	46,652
Consolidar Cía. De Seguros de Retiro S.A.	654	20	137,159	227,106	987,855	1,180,820
Consolidar Cía. De Seguros de Vida S.A.	—	—	33,636	5,998	278,503	275,005
Credilogros Compañía Financiera S.A.	7,093	15,019	2,154	2,751	—	—
Atuel Fideicomisos S.A.	—	—	2,050	1,031	1,829	43
BBVA Seguros S.A.	297	446	7,234	22,572	35,100	33,884
Consolidar Comercializadora S.A.	—	—	1,528	554	400	3,300
PSA Finance Cía Financiera Argentina S.A.	4,460	86	10,548	8,854	—	2,000
Rombo Cía. Financiera S.A.	2,675	181	25	176	—	—
Francés Administradora de Inversiones S.A.	62	320	6,420	5,934	6,355	2,140
Inversora Otar S.A.	2,341	1,515	182	264	225,937	256,947

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

10.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24485, Regulatory Decrees No. 540/95, No. 1292/96 and 1127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.7597% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits be.

11.	TRUST ACTIVITIES

11.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Director issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of June 30, 2004, total estimated corpus assets amount to 8,965 and it is recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

11.2.	Non Financial Trust

BF acts as trustee in 45 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settlor) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settlor, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settlor or to whom it may indicate. The trust assets represent about $ 4,786 million and consist of cash, creditors’ rights, real estate and shares.

12.	CORPORATE BONDS

12.1.	Corporate Bonds issued by BF

The Regular Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On October 6, 1997, the Regular and Special Stockholders’ Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders’ Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company’s corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV’s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise, granting the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated on to the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Shareholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000. In addition, the determination of all the conditions of the Program and the Negotiable Obligations to be issued under it, including the power to define the placement and subscription conditions, have been delegated to the Board of Directors.

The following chart reflects corporate bonds in force as of June 30, 2004:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration date
USD 1,000,000,000	03/31/1998	Subordinated	20,000,000	USD	100%	(1)	Semiannual	59,885	03/31/2005	(3)

USD 1,000,000,000	11/26/2003	Non-subordinated	114,753,825	USD	100%	(2)	Semiannual	341,041	10/31/2008	(4)

(1)	Libor plus 330 basis points.
(2)	Libor plus 100 basis points.
(3)	Principal is fully repayable upon maturity.
(4)	Principal shall be amortized in 10 semiannually installments with maturity between April 30 and October 31 each year (see note 1.2.6.).

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

12.2.	Corporate bonds issued by Corp Banca (CB)

As regards the agreement executed by CB with the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS) (see note 13), as of June 30, 2004, there is a series of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 issued on December 18, 1998, at LIBOR plus 4% per annum in the first period and then, LIBOR plus 3% or 8.07% per annum in case the abovementioned interest rate were, for this period, less than 8.07% per annum, due on December 29, 2004. The principal is amortized in five annual, equal and consecutive installments, having the first matured on December 29, 2000, and the next maturing every December 29 through the final maturity date. The interest will be payable in arrears on an annual basis on same payment date of the principal’s amortization.

As of June 30, 2004, the book value of such bonds amounts to 9,361, after conversion at the exchange rate of 1 Argentine pesos to each US dollar, and indexation by applying the CER (see note 13).

13.	FUNDING OF THE FFAEFS

13.1.	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its adjustment by CER.

13.2.	On December 22, 1997, CB executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, which will be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one will be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of US$ 30,000,000. Such issuance took place on December 18, 1998 (see note 12.2).

As of June 30, 2004, by Resolution No. 321 of the BCRA, the Bank recorded the above mentioned financing in the “Subordinated Corporate Bonds” account.

Due to this agreement, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree 53/2003 by which those obligations made with Multilateral Lending Agencies, directly or through subsidiary loans or of any nature and guarantees are excluded from the conversion into pesos.

By means of a note dated June 9, 2003 the Ministry of Economy and Production, through the Management Committee of the Trust for the Reconstruction of Companies, determined that only 50% of the mentioned loans should be converted into pesos, with the remaining balance being kept in its original currency.

The Bank has asked to be granted a review with staying powers of the grounds invoked by the mentioned Committee, which has been granted to it. Nevertheless, the Board of Directors and its legal counsel consider that the effects such measure might have on the financial statements would not be significant.

If this liability were reconverted into dollars, the corresponding effect should be compensated under the terms of the compensation mechanism for financial institutions mentioned in note 1.1.3.

14.	COMPLIANCE WITH CNV REQUIREMENTS

14.1.	Compliance with the requirements to act as agent in the over-the-counter market

As of June 30, 2004, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

14.2.	Mutual Fund custodian

As of June 30, 2004, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU” and “FBA Internacional”, the Bank holds certificates of deposits, shares, corporate bonds, government securities, tax credit certificates and warranties in custody in the amount of 318,656, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

As of June 30, 2003, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Horizonte”, “FBA Futuro”, “FBA Internacional” and “FBA Renta Corto Plazo”, the Bank held certificates of deposits, shares, corporate bonds, indexes, options and government securities in custody in the amount of 248,537, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

15.	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 13, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	Under BCRA Communication “A” 4152, the distribution of earnings must be previously approved by the BCRA. To this effect, it will be verified that:

–	The financial institution is not subject to sections 34 “Regularization and rationalization” and 35 bis “Restructuring of the institution to safeguard credit and bank deposits” of the Financial Institutions Law.

–	It has no financial assistance due to the BCRA.

–	Its liquidity and solvency are not affected as a result of the distribution of earnings.

c)	As mentioned in note 3.3.b), BCRA Communication “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value in effect in the month in which the fiscal year ends.

16.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 4, in accordance with generally accepted accounting principles in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Series	Identification	Market value	Book balance as of 2004	Book balance as of 2003	Position Without Options	Final position
GOVERNMENT SECURITIES

Holdings in investment accounts

In pesos
Treasury bills	90	ARLE901=BA		56,775	—	56,775	56,775

Subtotal in pesos				56,775	61,234	56,775	56,775

In foreign currency
Argentine Republic External Bills		ARVEY4D3=BA		598,610	—	598,610	598,610
Federal Government Bonds in US dollar Libor 2012			96,599	143,684	—	143,684	143,684

Subtotal in foreign currency				742,294	438,454	742,294	742,294

Subtotal in Holdings in investment accounts				799,069	499,688	799,069	799,069

Holdings for trading or financial transactions

Local

In pesos
Treasury Bills	90	ARLE901=BA	1,052	1,052	—	1,052	1,052
BCRA Bills (LEBAC)			20,304	20,304	—	20,304	20,304
Others			469	469	—	(458)	(458)

Subtotal in pesos				21,825	95,581	20,898	20,898

In foreign currency
Federal Government Bonds in US dollar Libor 2012			453	453	—	(5,815)	(5,815)
Federal Government Bonds in US dollar Libor 2013			566	566	—	102	102
Other			216	216	—	207	207

Subtotal in foreign currency				1,235	280	(5,506)	(5,506)

Subtotal in Holdings for trading or financial transactions				23,060	95,861	15,392	15,392

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Serie	Identification	Market value	Book Balance as of 2004	Book Balance as of 2003	Position without options	Final Position
Unlisted government securities

Local

In pesos
Tax credit certificates due in 2003/2006				56,924	—	56,924	56,924
Secured Bonds due 2018				723,167	—	723,167	723,167
Other				38	—	38	38

Subtotal in pesos				780,129	137,949	780,129	780,129

Subtotal Unlisted government securities				780,129	137,949	780,129	780,129

TOTAL GOVERNMENT SECURITIES				1,602,258	733,498	1,594,590	1,594,590

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

Local

In foreign currency
Metrogas 2003 Corporate Bonds			20	20	—	20	20

Subtotal in foreign currency				20	28	20	20

Subtotal Other debt instruments				20	28	20	20

Other Equity instruments

Local

In pesos

Subtotal in pesos				—	8	—	—

Subtotal Equity instruments				—	8	—	—

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				20	36,091	20	20

TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,602,278	733,534	1,594,610	1,594,610

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	6,118,712	5,135,278
Other collaterals and counter guaranty “B”	17,262	15,662
Without senior security or counter guaranty	1,151,470	542,647

In potential risk

Preferred collaterals and counter guaranty “A”	1	4,311
Other collaterals and counter guaranty “B”	8,457	12,425
Without senior security or counter guaranty	326,390	428,586

Nonperforming

Other collaterals and counter guaranty “B”	—	1,750
Without senior security or counter guaranty	88,609	258,680

With high risk of uncollectibility

Other collaterals and counter guaranty “B”	304	1,086
Without senior security or counter guaranty	60,681	795,837

Uncollectible

Preferred collaterals and counter guaranty “A”	40	38
Other collaterals and counter guaranty “B”	3,726	6,668
Without senior security or counter guaranty	4,021	12,004

Total	7,779,676	7,214,972

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	5,012	1,057
Other collaterals and counter guaranty “B”	394,389	392,221
Without senior security or counter guaranty	625,620	390,620

Inadequate performance

Preferred collaterals and counter guaranty “B”	4,974	4,060
Without senior security or counter guaranty	2,278	4,336

Deficient performance

Other collaterals and counter guaranty “B”	1,596	2,420
Without senior security or counter guaranty	4,090	7,163

Unlikely to be collected

Preferred collaterals and counter guaranty “A”	—	1
Other collaterals and counter guaranty “B”	2,214	3,543
Without senior security or counter guaranty	2,733	13,123

Uncollectible

Preferred collaterals and counter guaranty “A”	—	132
Other collaterals and counter guaranty “B”	16,419	27,623
Without senior security or counter guaranty	4,608	28,215

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	74	31
Without senior security or counter guaranty	190	456

Total	1,064,197	875,001

General Total (1)	8,843,873	8,089,973

Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	FINANCING
	2004		2003
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	6,572,779	74.32%	5,153,965	63.71%
50 next largest clients	893,767	10.11%	1,804,725	22.31%
100 following clients	305,229	3.45%	375,434	4.64%
Remaining clients	1,072,098	12.12%	755,849	9.34%

Total (1)	8,843,873	100.00%	8,089,973	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF JUNE 30, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—	6,536	3,200	4,694	173,214	393,927	5,476,180	6,057,751
Financial sector	—	7,991	1,238	928	1,882	3,130	1,267	16,436
Non financial private sector and residents abroad	117,867	1,336,842	115,224	327,164	182,714	109,344	580,531	2,769,686

TOTAL	117,867	1,351,369	119,662	332,786	357,810	506,401	6,057,978	8,843,873	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

									Information about the issuer
Concept		Shares					Amount			Data from last published financial statements
Identification	Description	Class	Unit face value		Votes per share	Number	2004	2003	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$		1	3,199	7,392	7,868	Stockholder	06/30/04	1,600	7,393	978
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$		1	1,899,600	133,122	129,275	Pensions fund manager	06/30/04	3,525	246,900	11,160
33678564139	Consolidar Cía. de Seguros de Vida S.A.	Common	10$		1	197,875	37,807	38,853	Insurance company	06/30/04	3,000	57,851	20,046
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	10$		1	200,000	25,043	32,225	Insurance company	06/30/04	3,000	37,551	-2,984
30704936016	Credilogros Compañía Financiera S.A.	Common	1$		1	39,700,000	20,357	27,770	Financial institution	06/30/04	57,100	29,280	-1,920
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1$	1	1	9,000,000	11,297	—	Financial institution	06/30/04	18,000	22,595	-543
	Atuel Fideicomisos S.A.	Common	1$	1	1	13,099,869	15,174	323	Trust Manager	06/30/04	13,100	15,174	1,944

	Foreign

17426001	Banco Francés (Cayman) Ltd.	Common	1 US$		—	305,506,745	—	1,350,868

		Subtotal controlled					250,192	1,587,182

	Noncontrolled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1$		1	8,000,000	11,200	11,885	Financial Institution	06/30/04	20,000	28,001	510
	Other						7,718	6,376

	Foreign

	Other
							745	707

		Subtotal noncontrolled					19,663	18,968

		Total in financial institutions, supplementary and authorized					269,855	1,606,150

	IN OTHER COMPANIES

	Noncontrolled

	Local

30685228501	Consolidar ART S.A.	Common	1$		1	375,000	15,992	15,419	Workers compensation	06/30/04	3,000	127,490	14,707
30500064230	BBVA Seguros S.A.	Common	1$		1	550,332	4,643	4,161	Insurance	06/30/04	4,503	37,988	3,932
	Other						203	203

	Foreign

17415001	A.I.G. Latin American Fund						11,660	15,103	Investing	12/31/00	109,688	81,760	-27,928
	Other						45	45

		Subtotal noncontrolled					32,543	34,929

		Total in other companies					32,543	34,929

		Total investments in other companies					302,398	1,641,079

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

					Depreciation for the period
Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Years of useful life	Amount	Net book value at 2004	Net book value at 2003
PREMISES AND EQUIPMENT

Real Estate	323,207	2,243	(992)	684	50	5,939	317,835	362,693
Furniture and Facilities	31,045	939	—	—	10	3,586	28,398	32,857
Machinery and Equipment	20,649	877	—	25	5	7,068	14,433	31,209
Automobiles	800	511	—	160	5	140	1,011	459

Total	375,701	4,570	(992)	869		16,733	361,677	427,218

OTHER ASSETS

Works of Art	983	—	—	—	—	—	983	983
Leased assets	3,365	—	5,091	—	50	55	8,401	3,809
Assets acquired to secure loans	775	230	(630)	150	50	5	220	501
Stationery and office supplies	1,195	933	—	1,126	—	—	1,002	826
Other	112,925	209	(3,469)	8,922	50	1,049	99,694	95,490

Total	119,243	1,372	992	10,198		1,109	110,300	101,609

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE SIX MONTH

PERIODS ENDED JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

				Amortization for the period
Description	Net book value at beginning of fiscal year	Additions	Decreases	Years of useful life	Amount	Net book value at 2004	Net book value at 2003
Goodwill	38,718	7	—	10	3,322	35,403	42,504

Organization and Development expenses (1)	42,911	4,803	4	1 & 5	12,948	34,762	69,169

Organization and development non-deductible expenses (2)	811,557	76,398	1		98,380	789,574	813,762

Total	893,186	81,208	5		114,650	859,739	925,435

(1)	This caption mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.
(2)	See Note 1.2.5.I.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004		2003
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	792,347	9,54%	708,986	10,16%
50 next largest clients	957,382	11,52%	726,010	10,41%
100 following clients	557,359	6,71%	483,024	6,92%
Remaining clients	6,002,276	72,23%	5,057,683	72,51%

TOTAL	8,309,364	100.00%	6,975,703	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF JUNE 30, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Term remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	6,344,420	1,061,865	355,471	179,541	100,600	267,467	8,309,364

Other liabilities from financial transactions

BCRA	21,574	18,676	27,926	119,702	242,829	1,438,718	1,869,425

Banks and International Institutions	68,462	37,152	193,203	8,040	9,238	243,969	560,064

Non-subordinated corporate bonds	—	—	21,292	20,002	40,005	259,742	341,041

Financing received from Argentine financial institutions	52,584	—	—	—	—	—	52,584

Other	373,635	—	—	—	—	—	373,635

TOTAL	516,255	55,828	242,421	147,744	292,072	1,942,429	3,196,749

Subordinated corporate bonds	—	—	9,361	59,885	—	—	69,246

TOTAL	6,860,675	1,117,693	607,253	387,170	392,672	2,209,896	11,575,359

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE SIX MONTH

PERIODS ENDED JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (7)		Reversals (6)	Applications	2004	2003
DEDUCTED FROM ASSETS
Government securities
– For impairment value	—	55,090	(5)	—	—	55,090	—

Loans
– Allowance for doubtful loans	350,996	17,209	(1)	57,609	182,103	128,493	448,052

Other receivables from financial transactions
– Allowance for doubtful receivables	104,658	2,468	(1)	3,433	82,726	20,967	88,567

Assets subject to financial leasing
– Allowance for doubtful receivables	546	356	(1)	1	—	901	864

Investments in other companies
– For impairment value (3)	15,778	156		4,274	—	11,660	15,103

Other receivables
– Allowance for doubtful receivables (2)	300,054	3,878		203,908	63,238	36,786	30,209

Total	772,032	79,157		269,225	328,067	253,897	582,795

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	43,944	—		31,124	—	12,820	180,423

– Other contingencies	423,443	227,373	(4)	—	318,707	332,109	335,326

Total	467,387	227,373		31,124	318,707	344,929	515,749

(1)	Recorded in compliance with the provisions of Communication “A” 2950, as supplemented, of the BCRA, taking into account note 3.3.f).
(2)	Includes mainly the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds, among others.
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of June 30, 2004.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). (note 3.3.p).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Loans	(6,182)
– Other receivables from financial transactions	(1,187)

– Assets subject to financial leasing	(1)
(7)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Government securities	503
– Investments in other companies	156
– Other receivables	622

EXHIBIT K

CAPITAL STRUCTURE AS OF JUNE 30, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio
Common	368,128,432	1	368,073	—	55		368,128
						(1)		(2)

(1)	Shares issued and available to stockholders’ but not as yet withdrawn.
(2)	Capital registered with the Public Registry of Commerce (note 2.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

Accounts	2004									2003
		Total of period (per type of currency)
	Total of period	Euro	US Dollars	Deutsche Marks	Pounds Sterling	French Franc	Swiss Franc	Yen	Other	Total of period
ASSETS

Cash and due from banks	677,578	18,891	657,409	—	658	—	—	2	618	198,264
Government and private securities	743,549	—	743,549	—	—	—	—	—	—	438,762
Loans	477,999	2,128	475,871	—	—	—	—	—	—	769,529
Other receivables from financial transactions	249,469	1,085	247,625	—	11	—	—	135	613	1,039,526
Assets subject to financial leasing	90	—	90	—	—	—	—	—	—	92
Investments in other companies	12,450	—	12,450	—	—	—	—	—	—	1,366,721
Other receivables	36,300	161	36,139	—	—	—	—	—	—	19,326
Suspense items	189	—	189	—	—	—	—	—	—	124

TOTAL	2,197,624	22,265	2,173,322	—	669	—	—	137	1,231	3,832,344

LIABILITIES

Deposits	661,016	11,947	649,069	—	—	—	—	—	—	96,829
Other liabilities from financial transactions	1,087,173	8,336	1,077,414	—	624	—	—	58	741	1,480,471
Other liabilities	2,338	1,189	1,149	—	—	—	—	—	—	17,553
Subordinated corporate bonds	59,885	—	59,885	—	—	—	—	—	—	56,799
Suspense items	7	—	7	—	—	—	—	—	—	4

TOTAL	1,810,419	21,472	1,787,524	—	624	—	—	58	741	1,651,656

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	—	—	—	—	—	—	—	—	—	5,605,352
Control	7,268,278	—	7,268,278	—	—	—	—	—	—	7,071,076

TOTAL	7,268,278	—	7,268,278	—	—	—	—	—	—	12,676,428

Credit accounts (except contra credit accounts)
Contingent	229,490	—	229,490	—	—	—	—	—	—	613,333
Control	33,538	—	33,538	—	—	—	—	—	—	—

TOTAL	263,028	—	263,028	—	—	—	—	—	—	613,333

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

	Status
Concept	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Uncollectible, classified as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			2004	2003
1. Loans	20,102	—	—	—	—	—	—	—	20,102	18,658

- Overdraft	1,093	—	—	—	—	—	—	—	1,093	1,699
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	1,093	—	—	—	—	—	—	—	1,093	1,669

- Discounted Instruments	4,558	—	—	—	—	—	—	—	4,558	—
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	4,558	—	—	—	—	—	—	—	4,558	—

- Real Estate Mortgage and Collateral Loans	1	—	—	—	—	—	—	—	1	81
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	1	—	—	—	—	—	—	—	1	81
Without senior security or counter guaranty	—	—	—	—	—	—	—	—	—	—

- Consumer	11	—	—	—	—	—	—	—	11	6
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	11	—	—	—	—	—	—	—	11	6

- Credit Cards	188	—	—	—	—	—	—	—	188	126
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	188	—	—	—	—	—	—	—	188	126

- Other	14,251	—	—	—	—	—	—	—	14,251	16,746
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	14,251	—	—	—	—	—	—	—	14,251	16,746
2. Other receivables from financial transactions	223	—	—	—	—	—	—	—	223	4,657
3. Assets subject to financial leasing and other	1,000	—	—	—	—	—	—	—	1,000	6,376
4. Contingent commitments	38,049	—	—	—	—	—	—	—	38,049	19,180
5. Investments in other companies and private securities	130,858	—	—	—	—	—	—	—	130,858	1,463,023

Total	190,232	—	—	—	—	—	—	—	190,232	1,511,894

Total Allowances	127	—	—	—	—	—	—	—	127	41

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
ASSETS
CASH AND DUE FROM BANKS
Cash	394,562	251,521
Due from banks and correspondents	1,043,736	948,341

	1,438,298	1,199,862

GOVERNMENT AND PRIVATE SECURITIES (Note 5)
Holdings in investment accounts	816,083	1,613,323
Holdings for trading or financial transactions	559,366	226,393
Unlisted Government Securities	780,767	140,276
Investments in listed private securities	102,168	76,995

Less: Allowances	69,801	24,523

	2,188,583	2,032,464

LOANS
To government sector (Exhibit 1)	6,864,497	7,497,965
To financial sector (Exhibit 1)	67,549	52,388
To non financial private sector and residents abroad (Exhibit 1)	2,012,086	2,019,684

Overdraft	301,982	116,442
Discounted instruments	254,670	192,674
Real estate mortgage	429,951	438,421
Collateral Loans	8,391	6,130
Consumer	118,745	112,307
Credit cards	329,669	133,622
Other	645,881	960,897
Interest and listed-price differences accrued and pending collection	18,805	59,799
Less: Unallocated collections	95,458	470
Less: Interest documented together with main obligation	550	138
Less: Difference arising from purchase of portfolio	13,304	—
Less: Allowances	244,573	658,421

	8,686,255	8,911,616

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	348,636	351,497
Amounts receivable for spot and forward sales to be settled	78,620	69,624
Instruments to be received for spot and forward purchases to be settled	25,961	608,755
Unlisted corporate bonds (Exhibit 1)	157,605	197,453
Other receivables not covered by debtor classification regulations	138,827	330,976
Other receivables covered by debtor classification regulations (Exhibit 1)	11,265	11,034
Interest accrued and pending collection not covered by debtor classification regulations	84,313	105,885
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	1,671	249
Less: Others unallocated collections	—	58
Less: Allowances	21,006	110,148

	825,892	1,565,267

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	21,078	19,039

Less: Allowances	961	1,009

	20,117	18,030

INVESTMENTS IN OTHER COMPANIES
In financial institutions	11,945	12,592
Other	44,955	47,007

Less: Allowances	11,660	15,103

	45,240	44,496

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	3,097	3,321
Stockholders	130	—
Other	147,349	389,666
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	63	81
Less: Allowances	37,166	30,623

	113,473	362,445

PREMISES AND EQUIPMENT	393,018	463,479

OTHER ASSETS	110,300	101,609

INTANGIBLE ASSETS
Goodwill	35,403	42,504
Organization and development expenses	909,424	976,153

	944,827	1,018,657

SUSPENSE ITEMS	899	1,349

OTHER SUBSIDIARIES´ ASSETS (Note 5)	16,187	10,736

TOTAL ASSETS	14,783,089	15,730,010

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
LIABILITIES

DEPOSITS
Government sector	102,598	41,912
Financial sector	38,458	47,470
Non financial private sector and residents abroad	8,023,689	7,246,898

Checking accounts	2,334,462	1,492,071
Savings deposits	1,512,431	711,381
Time deposits	3,058,559	3,677,218
Investments accounts	59,845	—
Other	696,626	947,689
Interest and listed-price differences accrued payable	361,766	418,539

	8,164,745	7,336,280

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	1,869,425	2,159,757

Other	1,869,425	2,159,757
Banks and International Institutions	557,750	1,280,375
Non-subordinated corporate bonds	339,752	379,025
Amounts payable for spot and forward purchases to be settled	26,133	364,533
Instruments to be delivered for spot and forward sales to be settled	53,917	75,435
Financing received from Argentine financial institutions	49,762	98,341
Other	376,459	205,414
Interest and listed–price differences accrued payable	3,736	37,690

	3,276,934	4,600,570

OTHER LIABILITIES
Dividends payable	—	14
Fees payable	130	663
Other	96,969	126,118

	97,099	126,795

ALLOWANCES	372,387	698,433

SUBORDINATED CORPORATE BONDS	69,246	74,793

SUSPENSE ITEMS	4,204	1,201

OTHER SUBSIDIARIES’ LIABILITIES (Note 5)	1,334,148	994,534

TOTAL LIABILITIES	13,318,763	13,832,606

MINORITY INTEREST IN SUBSIDIARIES (Note 3)	166,156	171,069

STOCKHOLDERS’ EQUITY	1,298,170	1,726,335

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	14,783,089	15,730,010

MEMORANDUM ACCOUNTS

	2004	2003
DEBIT ACCOUNTS

Contingent
– Guarantees received	6,884,633	5,810,882
– Contra contingent debit accounts	3,799,476	3,877,577

	10,684,109	9,688,459

Control
– Receivables classified as irrecoverable	596,255	885,442
– Other	27,146,430	31,916,691
– Contra control debit accounts	192,016	94,426

	27,934,701	32,896,559

For trustee activities
– Funds in trust	29,046	61,615

	29,046	61,615

TOTAL	38,647,856	42,646,633

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	264,394	151,028
– Guarantees provided to the BCRA	3,187,273	3,021,764
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	237,331	465,038
– Other covered by debtor classification regulations (Exhibit 1)	110,478	239,747
– Contra contingent credit accounts	6,884,633	5,810,882

	10,684,109	9,688,459

Control
– Items to be credited	127,774	94,411
– Other	64,242	15
– Contra control credit accounts	27,742,685	32,802,133

	27,934,701	32,896,559

For trustee activities
– Contra credit accounts for trustee activities	29,046	61,615

	29,046	61,615

TOTAL	38,647,856	42,646,633

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004	2003
FINANCIAL INCOME

Interest on cash and due from banks	5,175	5,061
Interest on loans to the financial sector	1,088	5,921
Interest on overdraft	11,162	17,163
Interest on discounted instruments	3,643	4,626
Interest on real estate mortgage	22,888	25,022
Interest on pledged loans	445	401
Interest on credit card loans	9,169	20,540
Interest on other loans	45,057	64,316
Interest from other receivables from financial transactions	3,101	4,162
Income from guaranteed loans - Decree 1387/01	111,267	653,185
Net income from government and private securities	76,322	133,216
Indexation by CER	180,685	112,906
Indexation by CVS	37,708	—
Other	43,710	492,656

	551,420	1,539,175

FINANCIAL EXPENSE

Interest on checking accounts	8,310	8,868
Interest on savings deposits	2,220	1,909
Interest on time deposits	51,446	299,226
Interest on financing to the financial sector	404	637
Interest from other liabilities from financial transactions	10,829	50,422
Other interest	49,130	84,179
Indexation by CER	81,302	50,874
Other	28,902	1,062,081

	232,543	1,558,196

GROSS INTERMEDIATION MARGIN – GAIN / (LOSS)	318,877	(19,021)

ALLOWANCES FOR LOAN LOSSES	20,424	107,004

SERVICE CHARGE INCOME

Related to lending transactions	34,619	27,419
Related to liability transactions	75,225	59,018
Other commissions	140,822	98,167
Other	31,718	25,367

	282,384	209,971

SERVICE CHARGE EXPENSE

Commissions	15,955	16,092
Other	11,987	4,623

	27,942	20,715

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004	2003
MONETARY GAIN ON FINANCIAL INTERMEDIATION	—	2,620

ADMINISTRATIVE EXPENSES
Payroll expenses	164,303	151,363
Fees to Bank Directors and Statutory Auditors	150	255
Other professional fees	11,715	13,182
Advertising and publicity	13,066	9,191
Taxes	13,366	12,049
Other operating expenses	95,054	119,942
Other	28,189	23,623

	325,843	329,605

MONETARY LOSS ON OPERATING EXPENSES	—	(2,326)

NET GAIN / (LOSS) FROM FINANCIAL TRANSACTIONS	227,052	(266,080)

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(5,125)	(3,855)

OTHER INCOME
Income from long-term investments	17,707	3,187
Punitive interests	1,167	1,553
Loans recovered and reversals of allowances	359,236	592,101
Other	117,023	99,329

	495,133	696,170

OTHER EXPENSE
Punitive interests and charges paid to BCRA	65	34
Charge for uncollectibility of other receivables and other allowances	233,707	262,950
Other	322,612	186,515

	556,384	449,499

MONETARY (LOSS) ON OTHER OPERATIONS	—	(1,385)

NET GAIN / (LOSS) BEFORE INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	160,676	(24,649)

INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	205,205	136,505

NET (LOSS) FOR THE PERIOD	(44,529)	(161,154)

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
CHANGES IN CASH

Cash and due from banks at beginning of fiscal year	1,639,154	1,050,635
(Decrease)/ Increase in cash and due from banks	(200,856)	149,227

Cash and due from banks at end of the period	1,438,298	1,199,862

REASON OF CHANGES IN CASH

Financial income collected	293,320	865,664
Service charge income collected	282,052	209,828

Less:
Financial expense paid	267,817	1,453,913
Services charge expense paid	27,942	20,744
Operating expenses paid	277,646	306,834

FUNDS PROVIDED BY / USED IN ORDINARY OPERATIONS	1,967	(705,999)

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	93,320	622,268
Net increase in other liabilities (*)	—	85,797
Net decrease in government and private securities (**)	730,190	340,609
Net decrease in loans (**)	—	809,499
Net decrease in other receivables from financial transactions (**)	138,009	67,352
Other sources of funds (**)	152,687	286,908

TOTAL OF SOURCES OF FUNDS	1,114,206	2,212,433

USE OF FUNDS

Net increase in loans (**)	235,515	—
Net increase in other assets (**)	78,834	418,828
Net decrease in other liabilities from financial transactions (*)	567,331	796,169
Net decrease in other liabilities (*)	218,798	—
Other uses of funds (*)	216,551	134,501

TOTAL USES OF FUNDS	1,317,029	1,349,498

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	—	(7,709)

(DECREASE)/ INCREASE IN FUNDS	(200,856)	149,227

(*) Variations originated in financing activities	(909,360)	(222,605)
(**) Variations originated in investment activities	706,537	1,085,540

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF JUNE 30, 2004 AND 2003

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (modified by Technical Resolution No. 19), BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of June 30, 2004 and 2003, and the statements of income and cash flows for the periods then ended, as per the following detail:

– As of June 30,2004:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the six month period ended June 30, 2004.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the fiscal year ended June 30, 2004.

– As of June 30, 2003:

a)	With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Credilogros Cía. Financiera S.A. and its subsidiary, Francés Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the six month period ended June 30, 2003.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the fiscal year ended June 30, 2003.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted for purposes of comparison of the periods of companies consolidating on the basis of a six-month period ended on June 30, 2004 and 2003.

Interests in subsidiaries as of June 30, 2004 and 2003 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
		June 30,		June 30,
Companies		2004	2003	2004	2003	2004	2003
Banco Francés (Cayman) Ltd. (1)	Common	—	305,506,745	—	100.0000	—	100.0000
Francés Valores Soc. de Bolsa S.A.	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	13,099,869	99,999	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cía. de Seguros de Retiro S.A.	Common	200,000	200,000	66.6667	66.6667	66.6667	66.6667
PSA Finance Argentina Cía Financiera S.A.	Common	9,000,000	—	50.0000	—	50.0000	—
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

(1)	At March 18, 2004, the Bank sold its 100% interest in Banco Francés (Cayman) Limited (see Note 2.3 to the stand-alone financial statements)

Assets, liabilities, stockholders´ equity and subsidiaries´ net income balances in accordance with the criteria defined in Note 2 below, as of June 30, 2004 and 2003, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/gain- (loss)
	June 30,		June 30,		June 30,		June 30,
Companies	2004	2003	2004	2003	2004	2003	2004	2003
Banco Francés (Cayman) Ltd. and subsidiary	—	3,075,854	—	1,724,986	—	1,350,868	—	102,533
Francés Valores Soc. De Bolsa S.A.	8,506	10,175	1,113	2,305	7,393	7,870	978	1,772
Atuel Fideicomisos S.A.	17,713	1,160	2,539	837	15,174	323	1,944	132
Consolidar A.F.J.P. S.A.	317,094	292,788	70,068	52,900	247,026	239,888	5,764	10,117
Consolidar Cía. de Seguros de Vida S.A. and subsidiary	363,423	247,676	306,105	188,771	57,318	58,905	9,415	1,015
Consolidar Cía. de Seguros de Retiro S.A. and subsidiary	1,091,164	894,019	1,053,602	845,674	37,562	48,345	382	1,768
PSA Finance Argentina Cía Financiera S.A.	27,729	—	5,134	—	22,595	—	(563)	—
Credilogros Cía. Financiera S.A. (1)	61,496	86,490	32,216	46,549	29,280	39,941	(1,920)	(2,889)

(1)	As of June 30, 2003, it includes the amount of its subsidiary PSA Finance Argentina Cía Financiera S.A.

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 3 to the stand-alone financial statements of BF, except for:

–	Banco Francés (Cayman) Limited: as of June 30, 2003, the financial statements of this subsidiary do not require any adjustment for inflation since they are stated in US dollars. These statements were converted into Argentine pesos based on the method described in note 3.3.l) to the stand-alone financial statements of BF.

–	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendency.

–	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government—Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendency of Pension Fund Administrators (A.F.J.P) and the National Superintendency of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 61,698 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendency of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	2004	2003
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	113,904	110,613
Consolidar Cía. de Seguros de Vida S.A.	19,511	20,052
Consolidar Cía. de Seguros de Retiro S.A.	12,519	16,120
Credilogros Compañía Financiera S.A. (1)	8,923	24,282
PSA Finance Argentina Cía Financiera S.A.	11,298	—
Francés Valores Sociedad de Bolsa S.A.	1	2

	166,156	171,069

(1)	As of June 30, 2003, it includes the amount of its subsidiary PSA Finance Argentina Cía Financiera S.A.

4.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stockbroking company) holds three shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 5,340. These shares have been pledged in favor of “HSBC - La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stockbroking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of BBVA Banco Francés.

5.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	2004	2003
GOVERNMENT SECURITIES

Holdings in investment accounts

Argentine Republic External Bills (VEY4D)	598,610	77,130
Federal Government Bonds (LIBOR 2012)	143,684	1,451,078
Treasury bills	59,471	64,642
Others	14,318	20,473

Total	816,083	1,613,323

	2004	2003
Holdings for trading or financial transactions

Argentine Republic Global External Bonds 2008 – (ARG 2008)	—	1,258
BCRA Bills (LEBAC)	366,508	148,354
Treasury Bills	10,740	9,245
Middle Term Treasury Bonds (BONTE 2002)	—	6,562
Argentine Republic External Bills (VEY4D)	—	2,693
Federal Government Bonds 2008 (BODEN 2008)	48,744	10,603
Federal Government Bonds LIBOR 2012	24,783	21,111
USA Treasury Notes	14,131	14,082
Federal Government Bonds LIBOR 2013	15,454	—
BCRA Notes (NOBAC)	31,488	—
Federal Government Bonds LIBOR 2007	17,823	—
Others	29,695	12,485

Total	559,366	226,393

Unlisted government securities

Federal Government Bonds 9% (due in 2002)	638	1,066
Tucumán Provincial Treasury Bonds	—	46,200
Secured Bonds due in 2018	723,167	—
Tax credit certificates due in 2003/2006	56,924	89,922
Others	38	3,088

Total	780,767	140,276

PRIVATE SECURITIES

Investments in listed private securities

Acindar S.A. Corporate Bonds	5,960	2,440
Cointel S.A. Corporate Bonds	4,855	5,553
SMAD- Schroder - Short term	2,002	—
17 INCA- Inversión Pesos – Clase A	2,500	—
BRAB- Super Ahorro $ - Clase A	2,800	—
Perez Companc S.A. Corporate Bonds	13,816	17,855
Telefónica de Argentina S.A. Corporate Bonds	13,651	—
Telecom S.A.	4,356	2,975
Optimun CDB Class B	2,000	—
Bansud S.A.	2,204	—
Tenaris S.A. ADR	1,735	6,961
Grupo Financiero Galicia S.A.	2,102	—
Galtrust 1 Financial Trust	2,978	3,725
TOTP BF Renta Pesos	15,805	—
Petrobras Energía S.A.	6,179	—
Others	19,225	29,795

Total	102,168	76,995

Allowances	(69,801)	(24,523)

Total	2,188,583	2,032,464

	2004	2003
OTHER SUBSIDIARIES’ ASSETS

Premium receivables from insurance companies	15,581	10,299
Others related to insurance business	606	437

Total	16,187	10,736

OTHER SUBSIDIARIES’ LIABILITIES

Insurance companies, claims in adjustment process	311,310	377,890
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	94,677	—
Insurance companies, mathematical reserve	980,622	688,419
Insurance companies, reinsurer´s reserve	(86,781)	(196,954)
Others related to insurance business	34,320	125,179

Total	1,334,148	994,534

EXHIBIT I

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	6,926,670	7,536,987
Other collaterals and counter guaranty “B”	17,501	24,099
Without senior security or counter guaranty	1,202,447	634,328

In potential risk

Preferred collaterals and counter guaranty “A”	1	4,311
Other collaterals and counter guaranty “B”	8,457	12,425
Without senior security or counter guaranty	326,390	428,586

Nonperforming

Other collaterals and counter guaranty “B”	103	1,750
Without senior security or counter guaranty	88,609	258,680

With high risk of uncollectibility

Other collaterals and counter guaranty “B”	304	1,342
Without senior security or counter guaranty	60,681	824,420

Uncollectible

Preferred collaterals and counter guaranty “A”	40	38
Other collaterals and counter guaranty “B”	3,726	6,668
Without senior security or counter guaranty	4,021	12,450

Uncollectible, classified as such under regulatory requirements

Without senior security or counter guaranty	58	—

Total	8,639,008	9,746,084

EXHIBIT I

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES AND

GUARANTIES RECEIVED

AS OF JUNE 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	5,012	1,060
Other collaterals and counter guaranty “B”	400,053	392,723
Without senior security or counter guaranty	663,461	410,891

Inadequate performance

Other collaterals and counter guaranty “B”	5,004	4,135
Without senior security or counter guaranty	3,718	6,027

Deficient performance

Other collaterals and counter guaranty “B”	1,596	2,420
Without senior security or counter guaranty	4,970	8,758

Unlikely to be collected

Preferred collaterals and counter guaranty “A”	—	1
Other collaterals and counter guaranty “B”	2,214	3,543
Without senior security or counter guaranty	3,736	16,078

Uncollectible

Preferred collaterals and counter guaranty “A”	—	132
Other collaterals and counter guaranty “B”	16,419	27,623
Without senior security or counter guaranty	5,630	36,976

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	74	31
Without senior security or counter guaranty	219	545

Total	1,112,106	910,943

General Total (1)	9,751,114	10,657,027

Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT ACCOUNTANTS´

LIMITED REVIEW REPORT

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires

1.	Identification of the financial statements subject to review

We have reviewed the accompanying balance sheets of BBVA BANCO FRANCÉS S.A. as of June 30, 2004 and 2003 and the related statements of income, changes in stockholders’ equity and cash flows for the six-month periods then ended, with their notes 1 to 16 and exhibits “A” through “L” and “N” thereto (all expressed in thousands of pesos).

We have also reviewed the consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries (listed in note 1 to the consolidated financial statement) as of June 30, 2004 and 2003 and the related consolidated statements of income and cash flows for the six-month periods then ended, with their notes 1 to 5 and exhibit 1, presented as supplementary information.

These financial statements are the responsibility of the Bank’s Board of Directors. Our responsibility is to issue a report on such financial statements, based on our limited review performed with the scope described in caption 2.

2.	Scope of the review

We conducted our review in accordance with auditing standards generally accepted in Argentina for limited reviews of interim financial statements, and the “Minimum Standards for External Audits” for the limited review of quarterly financial statements established by the Argentine Central Bank (BCRA). This review is substantially less in scope than an audit of financial statements conducted in accordance with generally accepted standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion on the financial statements mentioned in caption 1.

3.	Prior explanationsto our limited review report

a)	As explained in Notes 1.1. and 1.2.8. to the accompanying financial statements, the Bank’s Board of Directors indicates that in its opinion during last year a favorable evolution was observed in certain economic variables and the overall financial system in Argentina, and within the Bank in particular. Nevertheless, at the date of issuance of this report there are still various unresolved structural problems derived from the economic crisis occurred at the end of 2001, among them, the conclusion of the process of compensation for banks, the negotiation of the public debt with domestic and foreign creditors, and the completion of the debt restructuring process by certain companies in the private sector.

In several notes to the financial statements, detailed below, the Bank’s Board of Directors states that it is not possible to foresee the future development of the uncertainties that exist at the present date and their effect on the Bank and that certain situations must still be resolved by the authorities. As of June 30, 2004, the abovementioned situations are:

i)	Note 1.2.3. to the financial statements, concerning the recoverable value at June 30, 2004 of government securities and credit assistance granted to the government sector;

ii)	Notes 1.2.5.I) and 4.II.c) to the financial statements, in relation to the asset recorded for the expected compensation for payments to depositors made under court orders; and

iii)	Note 1.2.2. to the financial statements, related to the determination of the final amount of the compensation generated by the devaluation and conversion into pesos according to Decrees Nos. 905/2002 and complementary regulations issued by the Executive, in view of the review carried out by the BCRA, the several notes sent to the Bank by that authority, making certain observations that reduce the amounts used as basis for the compensation, and the relevant responses provided by the Bank.

The financial statements at June 30, 2004 do not include any adjustment that could derive from these uncertainties.

b)	As described in Notes 1.2.1 and 1.2.7 to the financial statements, Resolution 52/04 dated March 17, 2004 of the Superintendence of Financial and Exchange Institutions, acknowledged the restatement of the Regularization and Reorganization Plan presented by the Bank. Such plan, which consists of the sale of the subsidiary Banco Francés (Cayman) Limited, and the capitalization of the Bank, is intended to meet, on an individual basis, the requirements of the abovementioned Superintendence in relation to regulatory minimum capital ratios and those related to adjusted shareholders’ equity as from January 2004. In addition, the above resolution granted certain exemptions in respect of regulatory requirements.

During March 2004, the Entity sold the abovementioned subsidiary, which allowed it to meet all the minimum capital and other technical ratios required by B.C.R.A as from April 2004. To date, the Bank has not completed the capitalization process proposed to the B.C.R.A.

c)	Note 4 to the financial statements shows the differences between the accounting standards established by the B.C.R.A. used for the preparation of these financial statements and the professional accounting standards in effect in the Autonomous City of Buenos Aires. Except in the cases expressly mentioned in that note, the effect on the financial statements resulting from different valuation criteria has not been quantified by the Bank. In addition, other differences with respect to the professional accounting standards in effect in the Autonomous City of Buenos Aires are detailed in Note 2.2. to the consolidated financial statements.

d)	In our limited review report dated August 8, 2003 on the financial statements of the Bank as of June 30, 2003 presented for comparative purposes, to which we refer, we did not make any representation due to the limitations to the scope of our professional work and the very significant and pervasive effects on these financial statements of the uncertainties existing at that date related to:

i)	Recoverability of the book value of: a) government securities and credit assistance granted to the government sector; b) deferred tax assets; c) the asset recorded for the expected compensation for payments to depositors made under court orders; and d) the asset recorded in relation to the difference between adjustment indexes (CER-CVS);

ii)	Determination of the final amount of compensation generated by the devaluation and conversion into pesos established by Decrees 905/2002 and complementary regulations; and

iii)	B.C.R.A.’s approval of facilities requested from that entity with respect to the technical liquidity ratios and compliance with ratios for solvency and the global foreign currency position required by the B.C.R.A.

The uncertainty mentioned in point (iii) has already been resolved at the date of issuance of this report. In relation to paragraphs (i) b) and d), the Bank recorded a loss for the amounts involved in the financial statements as of December 31, 2003, and June 30, 2004, respectively.

e)	We have audited the financial statements of the Bank at December 31, 2003 and 2002 (opening balances of both periods), on which we issued our reports dated March 10, and March 18, 2004 for the financial statements at December 31, 2003, and February 20, 2003 for the financial statements at December 31, 2002, to which we refer, including a disclaimer of opinion due to the very significant and pervasive effects on those financial statements of the uncertainties existing at that dates. In addition, divergences existed in the preparation of the financial statements in accordance with the professional accounting standards in force in Buenos Aires City.

4.	Limited review report

Based on our limited review performed with the scope indicated in caption 2, which did not include all the procedures necessary to enable us to express an opinion on the financial statements indicated in caption 1, and due to the very significant and pervasive effects on those financial statements from the uncertainties existing at the date of issuance of this report, as detailed in paragraphs a), b) and d) of caption 3, we are not in a position to make any representation on the stand-alone financial statements of BBVA BANCO FRANCÉS S.A. and on the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries as of June 30, 2004 and 2003, considered as a whole.

Furthermore, as indicated in paragraph 3.c), divergences exist with regard to the professional accounting standards in force in Buenos Aires City.

As described in note 17 to the financial statements, the effects of the differences between the accounting standards of the BCRA (which differ from the generally accepted accounting principles in Buenos Aires City – Argentina for the matters mentioned in Note 4 to the financial statements), and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. The translation into English of the financial statements described in caption 1 and of this Independent Accountants´ limited review report has been made solely for the convenience of English-speaking readers.

Buenos Aires, August 11, 2004

DELOITTE & Co. S.R.L.

CARLOS B. SRULEVICH
Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 19, 2004	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer